CEL-SCI
                           Empowering Immune Defenses




                                  Annual Report

                                      2010

                               CEL-SCI Corporation

      CEL-SCI Corporation (CEL-SCI) was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its web site is www.cel-sci.com. CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

            CEL-SCI'S PRODUCTS AND "COLD FILL" MANUFACTURING SERVICE

CEL-SCI's business consists of the following:

     1)   Multikine(R) cancer therapy;
     2)   New "cold fill" manufacturing service to the pharmaceutical  industry;
          and
     3) LEAPS technology, with two products, H1N1 swine flu treatment for H1N1 hospitalized patients and CEL-2000, a rheumatoid arthritis treatment vaccine.

                                    MULTIKINE

      CEL-SCI's lead product, Multikine, is being developed for the treatment of cancer. It is the first of a new class of cancer immunotherapy drugs called Combination Immunotherapy because it combines active and passive immunity in one product. It simulates the activities of a healthy person's immune system, which battles cancer every day. Multikine is multi-targeted; it is the only cancer immunotherapy that both kills cancer cells in a targeted fashion and activates the general immune system to destroy the cancer. CEL-SCI believes Multikine is the first immunotherapeutic agent being developed as a first-line standard of care treatment for cancer and it is cleared for a global Phase III clinical trial in advanced primary (previously untreated) head and neck cancer patients.

      Multikine is a new type of immunotherapy in that it is a combination immunotherapy, incorporating both active and passive immune activity. A combination immunotherapy most closely resembles the workings of the natural immune system in the sense that it works on multiple fronts in the battle against cancer. A combination immunotherapy causes a direct and targeted killing of the tumor cells and activates the immune system to produce a more robust and sustainable anti-tumor response.

      Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a substantial increase in the survival of patients. The lead indication is advanced primary (previously untreated) head & neck cancer (about 600,000 new cases per annum). Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

       The following results were seen in CEL-SCI's last Phase II study conducted with Multikine. This study used the same treatment protocol as will be used in CEL-SCI's Phase III study:

     o 33% improvement in median overall survival: In the last Phase II study a 33% improvement in median overall survival, at a median of 3.5 years post surgery, was seen in patients with locally advanced disease treated with Multikine as first-line therapy (absolute survival rate 63%) as compared to the 3.5 year median overall survival rates of the same cancer patient population determined from a review of 55 clinical trials reported in the scientific literature that were conducted between 1987 and 2007. CEL-SCI's Phase III clinical trial will need to demonstrate a 10% improvement in overall survival for Multikine to be successful.

     o Average of 50% reduction in tumor cells: The three week Multikine treatment regimen used in the last Phase II study killed, on average, approximately half of the cancer cells before the start of standard therapy such as surgery, radiation and chemotherapy (as determined by histopathology).

     o 12% complete response: In 12% of patients the tumor was completely eliminated after only a three week treatment with Multikine (as determined by histopathology).

      In January 2007, the US Food and Drug Administration (FDA) concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine. The Canadian regulatory agency, the Biologics and Genetic Therapies Directorate, had previously concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine.

      The protocol is designed to develop conclusive evidence of the efficacy of Multikine in the treatment of advanced primary (previously untreated) squamous cell carcinoma of the oral cavity (head and neck cancer). A successful outcome from this trial should enable CEL-SCI to apply for a Biologics License to market Multikine for the treatment of this patient population.

      The trial will test the hypothesis that Multikine treatment administered prior to the current standard therapy for head and neck cancer patients (surgical resection of the tumor and involved lymph nodes followed by radiotherapy or radiotherapy and concurrent chemotherapy) will extend the overall survival, enhance the local/regional control of the disease and reduce the rate of disease progression in patients with advanced oral squamous cell carcinoma.

      However, before starting the Phase III trial, CEL-SCI needed to build a dedicated manufacturing facility to produce Multikine. CEL-SCI estimates the cost of the Phase III trial, with the exception of the parts that will be paid by its licensees, Teva Pharmaceuticals and Orient Europharma, to be approximately $25 - $26 million. Since CEL-SCI has obtained substantial financing, CEL-SCI is moving forward rapidly to launch its global Phase III clinical trial.

      CEL-SCI, together with its development partners Teva Pharmaceutical Industries and Orient Europharma, has plans to run the study in about 48 medical centers in 9 countries.

      CEL-SCI has an agreement with Byron Biopharma LLC which provides Byron with an exclusive license to market and distribute CEL-SCI's cancer drug Multikine in the Republic of South Africa. Once Multikine has been approved for sale, CEL-SCI will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa.

      Multikine is the first immunotherapeutic agent being developed as a first-line treatment for cancer. It is administered prior to any other cancer therapy because that is the period when the anti-tumor immune response can still be fully activated. Once the patient has had surgery or has received radiation and/or chemotherapy, the immune system is severely weakened and is less able to mount an effective anti-tumor immune response. To date, other immunotherapies have been administered later in cancer therapy (i.e., after radiation, chemotherapy, surgery).

                                      LEAPS

      CEL-SCI's patented T-cell Modulation Process uses "heteroconjugates" to direct the body to choose a specific immune response. The heteroconjugate technology, referred to as LEAPS (Ligand Epitope Antigen Presentation System), is intended to selectively stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune, allergies, transplantation rejection and cancer, when it cannot do so on its own. Administered like vaccines, LEAPS combines T-cell binding ligands with small, disease associated, peptide antigens and may provide a new method to treat and prevent certain diseases.

      The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

      Using the LEAPS technology, CEL-SCI has created a potential peptide treatment for H1N1 (swine flu) hospitalized patients. This LEAPS flu treatment is designed to focus on the conserved, non-changing epitopes of the different strains of Type A Influenza viruses (H1N1, H5N1, H3N1, etc.), including "swine", "avian or bird", and "Spanish Influenza", in order to minimize the chance of viral "escape by mutations" from immune recognition. CEL-SCI's LEAPS flu treatment contains epitopes known to be associated with immune protection against influenza in animal models.

      On September 16, 2009, the U.S. Food and Drug Administration advised CEL-SCI that it could proceed with its first clinical trial to evaluate the effect of LEAPS-H1N1 treatment on the white blood cells of hospitalized H1N1 patients. This followed an expedited initial review of CEL-SCI's regulatory submission for this study proposal.

      On November 6, 2009, CEL-SCI announced that The Johns Hopkins University School of Medicine had given clearance for CEL-SCI's first clinical study to proceed using LEAPS-H1N1. This study started one week later. Since the disease disappeared about one month later, the study has been unable to enroll many patients.

     To fully consider a next-stage clinical trial to evaluate LEAPS-H1N1 treatment of hospitalized patients with laboratory-confirmed H1N1 Pandemic Flu under an Exploratory IND, the FDA has asked CEL-SCI to submit a detailed follow-up regulatory filing with extensive additional data. Thus, in parallel with preparing for this first study, CEL-SCI is proceeding on an expedited basis to complete this next submission. Recognizing that it cannot proceed with its next-stage clinical trial without the FDA's concurrence, CEL-SCI anticipates engaging in a detailed dialogue with the FDA regarding the proposed LEAPS-H1N1 clinical-development program following this future filing.

      With its LEAPS technology, CEL-SCI also discovered a second peptide named CEL-2000, a potential rheumatoid arthritis vaccine. The data from animal studies of rheumatoid arthritis using the CEL-2000 treatment vaccine demonstrated that CEL-2000 is an effective treatment against arthritis with fewer administrations than those required by other anti-rheumatoid arthritis treatments, including Enbrel(R). CEL-2000 is also potentially a more disease type-specific therapy, is calculated to be significantly less expensive and may be useful in patients unable to tolerate or who may not be responsive to existing anti-arthritis therapies.

      In February 2010 CEL-SCI announced that its CEL-2000 vaccine demonstrated that it was able to block the progression of rheumatoid arthritis in a mouse model. The results were published in the scientific peer-reviewed Journal of International Immunopharmacology (online edition) in an article titled "CEL-2000: A Therapeutic Vaccine for Rheumatoid Arthritis Arrests Disease Development and Alters Serum Cytokine/Chemokine Patterns in the Bovine Collagen Type II Induced Arthritis in the DBA Mouse Model" with lead author Dr. Daniel Zimmerman. The study was co-authored by scientists from CEL-SCI, Washington Biotech, Northeastern Ohio Universities Colleges of Medicine and Pharmacy and Boulder BioPath.

      None of the products or vaccines which are in development using the LEAPS technology have been approved by the FDA or any other government agency. Before obtaining marketing approval from the FDA in the United States, and by comparable agencies in most foreign countries, these product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that these approvals will be granted.

          UNIQUE COLD FILL CONTRACT MANUFACTURING SERVICE TO BE OFFERED
                    AT CEL-SCI'S NEW MANUFACTURING FACILITY

     CEL-SCI's new, state-of-the-art manufacturing facility will be used to manufacture Multikine for CEL-SCI's Phase III clinical trial. Located near Baltimore, MD, it was designed over several years, and was built out to CEL-SCI's specifications. CEL-SCI leased this specially designed and built out facility, rather than having Multikine produced by a third party on a contract basis, since regulatory agencies prefer that the same facility be used to manufacture Multikine for both the Phase III trials and commercial sales, assuming the Phase III trial is successful. As is customary with large, complex construction projects, the manufacturing facility required a number of construction, utility and equipment adjustments as well as "punch list" items that required additional time to complete. This resulted in a gap between the time when CEL-SCI took over the facility and the time when validations and other CEL-SCI specific activities could commence. In addition to using this facility to manufacture Multikine, CEL-SCI will offer the use of the facility as a service to pharmaceutical companies and others, particularly those that need to "fill and finish" their drugs in a cold environment (4 degrees Celsius, or approximately 39 degrees Fahrenheit). Fill and finish is the process of filling injectable drugs in a sterile manner and is a key part of the manufacturing process for many medicines. However, this service will only be offered when CEL-SCI has the time and resources available, with priority always given to Multikine.

      The fastest area of growth in the biopharmaceutical and pharmaceutical markets is biologics, and most recently stem cell products. These compounds and therapies are derived from or mimic human cells or proteins and other molecules (e.g., hormones, etc.). Nearly all of the major drugs developed for unmet medical needs (e.g., Avastin(R), Erbitux(R), Rituxan(R), Herceptin(R), Copaxon(R), etc.) are biologics. Biologics are usually very sensitive to heat and quickly lose their biological activity if exposed to room or elevated temperature. Room or elevated temperatures may also affect the shelf-life of a biologic with the result that the product cannot be stored for as long as desired. However, these products do not generally lose activity when kept at 4 degrees Celsius.

      The FDA and other regulatory agencies require a drug developer to demonstrate the safety, purity and potency of a drug being produced for use in humans. When filling a product at 4 degrees Celsius, minimal to no biological losses occur and therefore the potency of the drug is maintained throughout the final critical step of the drug's manufacturing process. If the same temperature sensitive drug is instead aseptically filled at room temperature, expensive and time-consuming validation studies must be conducted, first, to be able to obtain a complete understanding of the product's potency loss during the room temperature fill process, and second, to create solutions to the drug's potency losses, which require further testing and validation.

       CEL-SCI's unique, cold aseptic filling suite can be operated at temperatures between 2 degrees Celsius and room temperatures, and at various humidity levels. CEL-SCI's aseptic filling suites are maintained at FDA and EU ISO classifications of 5/6. CEL-SCI also has the capability to formulate, inspect, label and package biologic products at cold temperatures.

                           MARKET FOR CEL-SCI'S STOCK

      As of November 30, 2010, there were approximately 1,100 record holders of CEL-SCI's common stock. CEL-SCI's common stock is traded on the NYSE Amex (formerly the American Stock Exchange) under the symbol "CVM". Set forth below are the range of high and low quotations for CEL-SCI's common stock for the periods indicated as reported on the NYSE Amex. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

        Quarter Ended          High             Low

        12/31/08              $0.50             $0.18
         3/31/09              $0.40             $0.14
         6/30/09              $0.80             $0.20
         9/30/09              $2.10             $0.38

        12/31/09              $1.79             $0.85
         3/31/10              $1.12             $0.50
         6/30/10              $0.76             $0.45
         9/30/10              $0.84             $0.43

             Holders of common stock are entitled to receive dividends as may be declared by the Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

      The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock would allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

      The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of CEL-SCI's common stock.

      The graph below matches the cumulative 5-year total return of holders of CEL-SCI Corporation's common stock with the cumulative total returns of the NYSE Amex Composite index and the RDG MicroCap Biotechnology index. The graph assumes that the value of the investment in the CEL-SCI's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 9/30/2005 and tracks it through 9/30/2010.

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                             9/05     9/06    9/07    9/08     9/09    9/10
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CEL-SCI Corporation         100.00   131.91  133.02   85.11   365.96  137.02
NYSE Amex Composite         100.00   110.90  139.96  108.28   113.40  134.71
RDG MicroCap Biotechnology  100.00    70.80   60.46   32.97    32.69   21.73


      The stock price performance included in this graph is not necessarily indicative of future stock price performance.

                             SELECTED FINANCIAL DATA


      The following selected historical consolidated financial data are qualified by reference to, and should be read in conjunction with the consolidated financial statements and the related notes thereto, appearing elsewhere in this report.

Statements of Operations      2010             2009        2008           2007         2006
------------------------      ----             ----        ----           ----         ----

Rent and grant revenue
   and other             $   153,300           80,093   $    5,065      $  57,043     $125,457
Operating expenses:
Research and development  11,911,626        6,011,750    4,101,563      2,528,528    1,896,976
Depreciation and
  amortization               516,117          417,205      215,060        176,186      170,903
General and
  administrative           6,285,810        5,671,595    5,200,735      6,704,538     3,406,774
Gain (loss) on
  derivative instruments  28,843,772      (28,491,650)   1,799,393        868,182     2,325,784

Other costs of financing           -                -             -             -    (4,791,548)
Interest income              362,236                -       483,252       562,973        92,487
Interest expense            (162,326)        (397,923)     (473,767)   (1,708,603)     (216,737)
                         -----------      -----------    ----------    ----------    ----------
Net income (loss)         10,483,429      (40,910,030)   (7,703,415)   (9,629,657)   (7,939,210)
                         -----------      -----------    ----------    ----------    ----------
Modification of warrants  (1,532,456)        (490,728)     (424,815)            -             -
                         -----------      -----------    ----------    ----------    ----------
Net income (loss)
  available to common
  shareholders           $ 8,950,973      (41,400,758)   (8,128,230)   (9,629,657)   (7,939,210)
                         -----------      -----------    ----------    ----------    ----------

Statements of Operations
------------------------

Net income (loss) per
 common share
    Basic                $      0.04      $     (0.31)   $    (0.07)   $    (0.10)  $    (0.10)
    Diluted              $     (0.05)     $     (0.31)   $    (0.07)   $    (0.10)  $    (0.11)

Weighted average common
 shares outstanding
    Basic                202,102,859      133,535,050   117,060,866    97,310,488    78,971,290
    Diluted (1)          226,277,913      133,535,050   117,060,866    97,310,488    93,834,078

Balance Sheets
---------------

Statements of Operations      2010             2009        2008           2007         2006
------------------------      ----             ----        ----           ----         ----

Working capital         $25,799,304       $34,339,772   $(2,492,555)  $10,257,568    $7,109,879

Total assets             37,804,985        46,027,598    14,683,672    20,730,802     9,653,277
Derivative instruments -
   current (2)              424,286                 -     3,018,697       782,732     1,670,234
Derivative instruments -
   noncurrent (2)         6,521,765        35,113,970             -     4,831,252     8,645,796
Total liabilities         9,950,220        37,186,954     3,847,637     6,060,703    10,583,878
Stockholders' equity
   (deficit)             27,854,765         8,840,644    10,836,035    14,670,099      (930,601)


(1) The calculation of diluted earnings per share for the years ended September 30, 2009, 2008 and 2007 excluded the potentially dilutive shares because their effect would have been anti-dilutive.

(2) Included in total liabilities.

     No dividends have been declared on CEL-SCI's common stock. However, in December 2007, warrants held by third parties were extended, resulting in a $424,815 charge, which was treated as a deemed dividend and is shown as such in the consolidated financial statements. In the third and fourth quarters of the fiscal year ended September 30, 2009, additional shares were issued and others extended in accordance with previous financings, resulting in a $490,728 charge, which was treated as a deemed dividend and is shown as such in the consolidated financial statements. In March 2010, CEL-SCI temporarily reduced the exercise price of the Series M Warrants, increasing the value of the warrants by $1,432,456. In August 2010, CEL-SCI amended the Series M warrants held by an investor, increasing the value of those warrants by $100,000.

      CEL-SCI's net income (losses) available to common shareholders for each fiscal quarter during the two years ended September 30, 2010 were:

                                          Net income  (loss) per share
                     Net income           ----------------------------
Quarter                (loss)              Basic             Diluted
-------              ------------          -----             -------

12/31/2008         $ (2,173,513)           $(0.02)           $(0.02)
  3/31/2009        $ (2,117,280)           $(0.02)           $(0.02)
  6/30/2009        $ (6,705,731)           $(0.05)           $(0.05)
  9/30/2009        $(30,404,234)           $(0.19)           $(0.19)

12/31/2009         $ 19,159,517            $ 0.10            $ 0.02
  3/31/2010        $ (2,176,975)           $(0.01)           $(0.03)
  6/30/2010        $   (601,124)           $(0.00)           $(0.01)
  9/30/2010        $ (7,330,445)           $(0.04)           $(0.04)

First three quarters of fiscal year 2009 as adjusted.

CEL-SCI has experienced large swings in its quarterly gains and losses in 2010 and 2009. These swings are caused by the changes in the fair value of the convertible debt and warrants each quarter. These changes in the fair value of the convertible debt and warrants are recorded on the consolidated statements of operations. In addition, the cost of options granted to consultants has affected the quarterly losses recorded by CEL-SCI.

               DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this report.

      CEL-SCI's most advanced product, Multikine, which is cleared for a Phase III clinical trial in the U.S. and in Canada, is being developed for the treatment of cancer.

      CEL-SCI also owns a pre-clinical technology called L.E.A.P.S. (Ligand Epitope Antigen Presentation System).

      All of CEL-SCI's projects are under development. As a result, CEL-SCI cannot predict when it will be able to generate any revenue from the sale of any of its products.

      Since inception, CEL-SCI has financed its operations through the issuance of equity securities, convertible notes, loans and certain research grants. CEL-SCI's expenses will likely exceed its revenues as it continues the development of Multikine and brings other drug candidates into clinical trials. Until such time as CEL-SCI becomes profitable, any or all of these financing vehicles or others may be utilized to assist CEL-SCI's capital requirements.

Results of Operations

Fiscal 2010

      During the year ended September 30, 2010, research and development expenses increased by $5,899,876 compared to the year ended September 30, 2009. This increase was due to continuing expenses relating to the preparation for the Phase III clinical trial on Multikine.

      During the year ended September 30, 2010, general and administrative expenses increased by $614,215 compared to the year ended September 30, 2009, primarily due to legal fees caused by the Iroquois lawsuit.

      Interest income during the year ended September 30, 2010 increased by $362,236 compared to the year ended September 30, 2009. The increase was due to the greater amount of capital CEL-SCI had for investment in money market funds.

      The gain on derivative instruments of $28,843,772 for the year ended September 30, 2010, was the result of the change in the fair value of the derivative liabilities on the balance sheet. The Series A-E warrants issued in conjunction with several financings during the fiscal year ended September 30, 2009, as well as others are considered derivative liabilities and must be valued at the end of each period. The fluctuation of the price of CEL-SCI's common stock is a major cause of derivative gains or losses.

      The interest expense of $162,326 for the year ended September 30, 2010 was interest on the related party loan. Previous years included amortization of the Series K discount and the premium on the related party loan.

Fiscal 2009

      During the year ended September 30, 2009, research and development expenses increased by $1,910,187 compared to the year ended September 30, 2008. This increase was due to continuing expenses relating to the preparation for the Phase III clinical trial on Multikine.

      During the year ended September 30, 2009, general and administrative expenses increased by $470,860 compared to the year ended September 30, 2008, primarily because of an increase in the Codification 718-10-30-3 "Share Based Payment" costs of approximately $1,138,062. The Codification 718-10-30-3 "Share Based Payment" cost is a non-cash charge. This increase was primarily offset by a reduction in travel costs ($51,349), shareholder costs ($82,983) and presentation costs ($242,497).

      Interest income during the year ended September 30, 2009 decreased by $483,252 compared to the year ended September 30, 2008. The decrease was due to lower interest rates and a decline in the funds available to invest, until the later part of the year.

      The loss on derivative instruments of $28,491,650 for the year ended September 30, 2009, was the result of the change in fair value of the Series A-E Warrants as well as the Series K Notes and Series K Warrants during the period. The Series A-E warrants issued in conjunction with several financings are considered derivative liabilities and must be valued at the end of each period.

The fair value of these warrants was calculated to be $29,741,372 at September 30, 2009. In addition, the remaining Series K warrants were valued at $5,372,598 at September 30, 2009. This loss was due to three factors: 1) an increase in the Company's share price, and 2) the repricing of the Series K notes to $0.40 as a result of the June 2009 financing, and 3) the resulting increase in the number of shares and warrants owned by the Series K investors.

      The interest expense of $397,923 for the year ended September 30, 2009 was composed of five elements: 1) amortization of the Series K discount and short term loan discount ($438,980), 2) interest paid and accrued on the Series K debt ($115,559), 3) other interest ($81,602), 4) interest on the short term loan ($279,158), and net of 5) amortization of loan premium $517,376. This represents a decrease of $75,844 from the year ended September 30, 2008 due to the cost of the warrants issued to the short term note holder, a noncash cost. The corresponding amounts for the year ended September 30, 2008 are: 1) $249,106, 2) $217,140, 3) $7,521, 4) $0, and 5) $0.

Research and Development Expenses

      During the five years ended September 30, 2010 CEL-SCI's research and development efforts involved Multikine and LEAPS. The table below shows the research and development expenses associated with each project during this five-year period.

                   2010         2009         2008        2007          2006
                   ----         ----         ----        ----          ----

MULTIKINE      $10,868,046   $5,281,999   $3,765,258   $2,217,108   $1,656,362
LEAPS            1,043,580      729,751      336,305      311,420      240,614
               -----------   ----------   ----------   ----------   ----------

      TOTAL    $11,911,626   $6,011,750   $4,101,563   $2,528,528   $1,896,976
               ===========   ==========   ==========   ==========   ==========

      In January 2007, FDA gave the go-ahead for the Phase III clinical trial which had earlier been cleared by the Canadian regulatory agency, the Biologics and Genetic Therapies Directorate.

     As of September 30, 2010, CEL-SCI was involved in a number of pre-clinical studies with respect to its LEAPS technology. As with Multikine, CEL-SCI does not know what obstacles it will encounter in future pre-clinical and clinical studies involving its LEAPS technology. Consequently, CEL-SCI cannot predict with any certainty the funds required for future research and clinical trials and the timing of future research and development projects.

      Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products.

Liquidity and Capital Resources

      CEL-SCI has had only limited revenues from operations since its inception in March l983. CEL-SCI has relied primarily upon proceeds realized from the public and private sale of its common and preferred stock and convertible notes to meet its funding requirements. Funds raised by CEL-SCI have been expended primarily in connection with the acquisition of an exclusive worldwide license to, and later purchase of, certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system, patent applications, the repayment of debt, the continuation of research and development sponsored by CEL-SCI, administrative costs and construction of laboratory facilities. Inasmuch as CEL-SCI does not anticipate realizing revenues until such time as it enters into licensing arrangements regarding the technology and know-how licensed to it (which could take a number of years), CEL-SCI is mostly dependent upon the proceeds from the sale of its securities to meet all of its liquidity and capital resource requirements.

      In August 2007, CEL-SCI leased a building near Baltimore, Maryland. The building, which consists of approximately 73,000 square feet, has been remodeled in accordance with CEL-SCI's specifications so that it can be used by CEL-SCI to manufacture Multikine for CEL-SCI's Phase III clinical trials and sales of the drug if approved by the FDA. The lease expires on October 31, 2028, and requires annual base rent payments of approximately $1,667,000 during the twelve months ending October 31, 2011.

     In August 2006, CEL-SCI sold Series K convertible notes, plus Series K warrants, to independent private investors for $8,300,000. The notes were convertible into shares of CEL-SCI's common stock. On August 31, 2009, all of the Series K notes had either been repaid or had been converted into shares of CEL-SCI's common stock.

      As of November 30, 2010, 9,208,642 Series K warrants had been exercised. The remaining Series K warrants allow the holders to purchase up to 2,638,163 shares of CEL-SCI's common stock at a price of $0.40 per share at any time prior to February 4, 2012. If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the $0.40, the warrant exercise price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be.

      One of the Series K note holders, Iroquois Master Fund Ltd., has indicated that it believes the conversion price of the Series K notes, as well as the exercise price of the Series K warrants, should be $0.20 as opposed to $0.40. It is CEL-SCI's position that the correct conversion price was $0.40 and the correct exercise price of the warrants is $0.40.

      On October 21, 2009, Iroquois filed suit against CEL-SCI. In its complaint, alleging breach of contract, breach of fiduciary duty, conversion, and negligence, Iroquois seeks actual and punitive damages, the issuance by CEL-SCI of additional shares and warrants, and a ruling by the court that the conversion price of the notes and the exercise price of the warrants are both $0.20.

      On August 18, 2008, CEL-SCI sold 1,383,389 shares of common stock and 2,075,084 warrants in a private financing for $1,037,500. The shares were sold at $0.75, a significant premium over the closing price of CEL-SCI's common stock. In June 2009, an additional 1,166,667 shares and 1,815,698 warrants were issued to the investors. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.40 per share at any time prior to August 18, 2014.

      On March 6, 2009, CEL-SCI sold 3,750,000 Units as further consideration under a licensing agreement to Byron Biopharma at a price of $0.20 per Unit totaling $750,000. Each Unit consisted of one share of CEL-SCI's common stock and two warrants. Each warrant entitles the holder to purchase one share of CEL-SCI's common stock at a price of $0.25 per share. The warrants are exercisable at any time prior to March 6, 2016.

      Between June 23 and July 8, 2009, CEL-SCI sold 15,349,346 shares of its common stock at a price of $0.40 per share totaling $6,139,739. The investors in this offering also received 10,284,060 Series A warrants. Each Series A warrant entitles the holder to purchase one share of CEL-SCI's common stock. The Series A warrants may be exercised at any time on or after December 24, 2009 and on or prior to December 24, 2014 at a price of $0.50 per share. As of November 30, 2010, 8,813,088 Series A warrants had been exercised. The remaining Series A warrants allow the holders to purchase up to 1,470,972 shares of CEL-SCI's common stock. As of September 30, 2010, the fair value of the warrants was determined to be $676,647.

     On July 31, 2009, CEL-SCI borrowed $2,000,000 from two institutional investors. The loans were repaid on September 29, 2009. The Series B note holders also received Series B warrants which allow the holders to purchase up to 500,000 shares of CEL-SCI's common stock at a price of $0.68 per share. The Series B warrants may be exercised at any time on or after March 3, 2010 and on or prior to March 3, 2015. The fair value of these warrants was determined to be $245,000 at the time of issuance. This cost was expensed at the time the loan was repaid. As of September 30, 2010, the fair value of the warrants was determined to be $220,000.

      On August 20, 2009, CEL-SCI sold 10,784,435 shares of its common stock to a group of private investors for $4,852,995 or $0.45 per share. The investors also received Series C warrants which entitle the investors to purchase 5,392,217 shares of CEL-SCI's common stock. The Series C warrants may be exercised at any time on or after February 20, 2010 and on or prior to February 20, 2015 at a price of $0.55 per share. As of September 30, 2010, the fair value of the warrants was determined to be $2,480,420.

      On September 21, 2009, CEL-SCI Corporation sold 14,285,715 shares of its common stock to a group of private investors for $20,000,000 or $1.40 per share. The investors also received Series D warrants which entitle the investors to purchase up to 4,714,284 shares of CEL-SCI's common stock. The Series D warrants may be exercised at any time prior to September 21, 2011, at a price of $1.50 per share. As of September 30, 2010, the fair value of the Series D warrants was determined to be $424,286. In addition, the broker for the placement agent received 714,286 Series E warrants. The Series E warrants may be exercised at any time prior to August 12, 2014, at a price of $1.75. As of September 30, 2010, the fair value of the Series E warrants was determined to be $235,714.

      On December 10, 2010 CEL-SCI entered into a sales agreement with McNicoll Lewis & Vlak LLC relating to the sale of shares of its common stock which have been registered by means of a shelf registration statement CEL-SCI filed with the Securities and Exchange Commission in July 2009. In accordance with the terms of the sales agreement, CEL-SCI may offer and sell shares of its common stock through McNicoll Lewis & Vlak acting as CEL-SCI's agent.

      Under the terms of the sales agreement, CEL-SCI may also sell its common stock to McNicoll Lewis & Vlak, as principal for its own account, at a price negotiated at the time of sale.

      Sales of CEL-SCI's common stock, if any, may be made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 of the Securities and Exchange Commission, including sales made directly on or through the NYSE Amex, the existing trading market for CEL-SCI's common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law. CEL-SCI is not required to sell any shares to McNicoll Lewis & Vlak and McNicoll Lewis & Vlak is not required to sell any shares on CEL-SCI's behalf or purchase any of CEL-SCI's shares for its own account.

      McNicoll Lewis & Vlak will be entitled to a commission in an amount equal to the greater of 3% of the gross proceeds from each sale of the shares, or $0.025 for each share sold, provided, that, in no event will McNicoll Lewis & Vlak receive a commission greater than 8.0% of the gross proceeds from the sale of the shares. In connection with the sale of the common stock on CEL-SCI's behalf, McNicoll Lewis & Vlak may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of McNicoll Lewis & Vlak may be deemed to be underwriting commissions or discounts.

      Between December 2008 and June 2009, Maximilian de Clara, CEL-SCI's President and a director, loaned CEL-SCI $1,104,057. The loan was initially payable at the end of March 2009, but was extended to the end of June 2009. At the time the loan was due, and in accordance with the loan agreement, CEL-SCI issued Mr. de Clara a warrant which entitles Mr. de Clara to purchase 1,648,244 shares of CEL-SCI's common stock at a price of $0.40 per share. The warrant is exercisable at any time prior to December 24, 2014. Although the loan was to be repaid from the proceeds of CEL-SCI's recent financing, CEL-SCI's Directors deemed it beneficial not to repay the loan and negotiated a second extension of the loan with Mr. de Clara on terms similar to the June 2009 financing. Pursuant to the terms of the second extension the note is now due on July 6, 2014, but, at Mr. de Clara's option, the loan can be converted into shares of CEL-SCI's common stock. The number of shares which will be issued upon any conversion will be determined by dividing the amount to be converted by $0.40. As further consideration for the second extension, Mr. de Clara received warrants which allow Mr. de Clara to purchase 1,849,295 shares of CEL-SCI's common stock at a price of $0.50 per share at any time prior to January 6, 2015. The loan from Mr. de Clara bears interest at 15% per year and is secured by a lien on substantially all of CEL-SCI's assets. CEL-SCI does not have the right to prepay the loan without Mr. de Clara's consent.

      Between July 29, 2009 and March 18, 2010, CEL-SCI received approximately $14,900,000 from the exercise of stock options and other warrants (including a number of CEL-SCI's Series A, J, K and L warrants) previously issued to private investors.

      Inventory has increased significantly in the fiscal year ended September 30, 2010. CEL-SCI has been purchasing supplies for the manufacturing of Multikine in order to begin the Phase III trial. In addition, prepaids have increased with the purchase of insurance for the Phase III trials.

Future Capital Requirements

      Other than funding operating losses, funding its research and development program, and paying its liabilities, CEL-SCI does not have any material capital commitments. Material future liabilities as of September 30, 2010 are as follows:

Contractual Obligations:

                                              Years  Ending September 30,
                                     ---------------------------------------------------------------------------
                         Total       2011        2012        2013        2014         2015     2015 & thereafter
                         -----       ----        ----        ----        ----         ----     -----------------

Operating Leases     $35,250,284  $1,903,471  $1,896,205  $1,855,889  $1,579,931  $1,572,839      $26,441,949
Employment Contracts  $2,730,152  $1,202,250  $  797,166  $  730,736          --          --               --


      In addition, CEL-SCI has an additional contract with a consultant for a nine-month period ending in fiscal year 2011. This contract totals approximately $45,000.

      Further, CEL-SCI has contingent obligations with vendors for work that will be completed in relation to the Phase III trial. The timing of these obligations cannot be determined at this time. The amount of these obligations for the Phase III trial is approximately $27 million with the net cost to CEL-SCI being between $25 - $26 million.

      CEL-SCI believes that its capital will allow it to enroll the patients in the Phase III clinical trial. CEL-SCI will need to raise additional funds, either through its existing warrants/options, through a debt or equity financing or a partnering arrangement, to complete the Phase III trial and bring Multikine to market. CEL-SCI management believes that all of the above will be much easier than it used to be in the past since CEL-SCI will be involved in a very large Phase III clinical trial for an unmet medical need and should therefore be more attractive as an investment.

      Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products.

       In the absence of revenues, CEL-SCI will be required to raise additional funds through the sale of securities, debt financing or other arrangements in order to continue with its research efforts. However, there can be no assurance that such financing will be available or be available on favorable terms. Ultimately, CEL-SCI must complete the development of its products, obtain appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

      Since all of CEL-SCI's projects are under development CEL-SCI cannot predict with any certainty the funds required for future research and clinical trials, the timing of future research and development projects, or when it will be able to generate any revenue from the sale of any of its products.

      CEL-SCI's cash flow and earnings are subject to fluctuations due to changes in interest rates on its certificates of deposit, and, to an immaterial extent, foreign currency exchange rates.

Critical Accounting Policies

     CEL-SCI's significant accounting policies are more fully described in Note 1 to the consolidated financial statements included as part of this report. However, certain accounting policies are particularly important to the portrayal of financial position and results of operations and require the application of significant judgments by management. As a result, the consolidated financial statements are subject to an inherent degree of uncertainty. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on CEL-SCI's historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate. CEL-SCI's significant accounting policies include:

      Patents - Patent expenditures are capitalized and amortized using the straight-line method over 17 years. In the event changes in technology or other circumstances impair the value or life of the patent, appropriate adjustment in the asset value and period of amortization is made. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from disposition, is less than the carrying value of the asset. The amount of the impairment loss is the difference between the estimated fair value of the asset and its carrying value.

      Stock Options and Warrants - Codification 718-10-30-3 requires companies to recognize expense associated with share based compensation arrangements, including employee stock options, using a fair value-based option pricing model. Codification 718-10-30-3 applies to all transactions involving issuance of equity by a company in exchange for goods and services, including employees. Using the modified prospective transition method of adoption, CEL-SCI reflected compensation expense in its financial statements beginning October 1, 2005. The modified prospective transition method does not require restatement of prior periods to reflect the impact of Codification 718-10-30-3. As such, compensation expense is recognized for awards that were granted, modified, repurchased or cancelled on or after October 1, 2005.

      Options to non-employees are accounted for in accordance with Codification 505-50-S99-1 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Accordingly, compensation is recognized when goods or services are received and is measured using the Black-Scholes valuation model. The Black-Scholes model requires CEL-SCI's management to make assumptions regarding the fair value of the options at the date of grant and the expected life of the options.

     Asset Valuations and Review for Potential Impairments - CEL-SCI reviews its fixed assets, intangibles and deferred rent every fiscal quarter. This review requires that CEL-SCI make assumptions regarding the value of these assets and the changes in circumstances that would affect the carrying value of these assets. If such analysis indicates that a possible impairment may exist, CEL-SCI is then required to estimate the fair value of the asset and, as deemed appropriate, expense all or a portion of the asset. The determination of fair value includes numerous uncertainties, such as the impact of competition on future value. CEL-SCI believes that it has made reasonable estimates and judgments in determining whether its long-lived assets have been impaired; however, if there is a material change in the assumptions used in its determination of fair values or if there is a material change in economic conditions or circumstances influencing fair value, CEL-SCI could be required to recognize certain impairment charges in the future. As a result of the reviews, no changes in asset values were required.

      Prepaid Expenses and Inventory--Inventory consists of bulk purchases of laboratory supplies used on a daily basis in the lab and items that will be used for future production. The items in inventory are expensed when used in production or daily activity as Research and Development expenses. These items are disposables and consumables and can be used for both the manufacturing of Multikine for clinical studies and in the laboratory for quality control and bioassay use. They can be used in training, testing and daily laboratory activities. Prepaid expenses are payments for services over a long period and are expensed over the time period for which the service is rendered.

      Derivative Instruments--CEL-SCI enters into financing arrangements that consist of freestanding derivative instruments or hybrid instruments that contain embedded derivative features. CEL-SCI accounts for these arrangement in accordance with Codification 815-10-50, "Accounting for Derivative Instruments and Hedging Activities", "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", as well as related interpretations of these standards. In accordance with accounting principles generally accepted in the United States ("GAAP"), derivative instruments and hybrid instruments are recognized as either assets or liabilities in the statement of financial position and are measured at fair value with gains or losses recognized in earnings or other comprehensive income depending on the nature of the derivative or hybrid instruments. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and recognized at fair value with changes in fair value recognized as either a gain or loss in earnings if they can be reliably measured. When the fair value of embedded derivative features cannot be reliably measured, CEL-SCI measures and reports the entire hybrid instrument at fair value with changes in fair value recognized as either a gain or loss in earnings. CEL-SCI determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument and precluding the use of "blockage" discounts or premiums in determining the fair value of a large block of financial instruments. Fair value under these conditions does not necessarily represent fair value determined using valuation standards that give consideration to blockage discounts and other factors that may be considered by market participants in establishing fair value.

Accounting Pronouncements

     In March 2008, the FASB issued Codification 815-20-50-1, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement

No. 133", which changes disclosure requirements for derivative instruments and hedging activities. The statement is effective for periods ending on or after November 15, 2008, with early application encouraged. CEL-SCI has adopted this statement with no effect on its consolidated financial statements.

     In June 2008, the FASB finalized Codification 815-40-15-7, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock". The EITF lays out a procedure to determine if the debt instrument is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. CEL-SCI has adopted this codification and reviewed all outstanding options and warrants as of October 1, 2009. See Note 11 in the financial statements included as part of this report for a discussion.

      In September 2008, the FASB staff issued Codification 815-10-50-1A, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". The codification applies to credit derivatives within the scope of Statement 133 and hybrid instruments that have embedded credit derivatives. It deals with disclosures related to these derivatives and is effective for reporting periods ending after November 15, 2008. It also clarifies the effective date of Codification 815-20-50-1 as any reporting period beginning after November 15, 2008. CEL-SCI has adopted this codification and it had no impact on its consolidated financial statements.

      In April 2009, the FASB issued Codification 825-10-65-1, "Interim Disclosures about Fair Value of Financial Instruments". The codification amends FASB Statement No. 107, "Disclosures about Fair Values of Financial Instruments", to require disclosures about fair values of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The codification also amends APB Opinion No. 28, "Interim Financial Reporting", to require those disclosures in summarized financial information at interim reporting periods. This Codification topic became effective for interim and annual reporting periods ending after June 15, 2009. CEL-SCI adopted this codification in the quarter ended June 30, 2009. There was no significant impact from this adoption on CEL-SCI's consolidated financial statements.

      In May 2009, the FASB issued Codification 855-10-50, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The codification establishes the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The codification became effective for CEL-SCI for the period ended June 30, 2009 and is to be applied prospectively. The impact of the adoption was not significant.

      In January 2010, the FASB amended Codification 820-10, "Improving Disclosures about Fair Value Measurement", effective for interim periods beginning after December 15, 2009. This amendment changes disclosures required for interim and annual periods with respect to fair value measurements. CEL-SCI has adopted the change in the disclosure requirements and the effect was immaterial.

Market RisksS

      Market risk is the potential change in an instrument's value caused by, for example, fluctuations in interest and currency exchange rates. CEL-SCI enters into financing arrangements that are or include freestanding derivative instruments or that are, or include, hybrid instruments that contain embedded derivative features. CEL-SCI does not enter into derivative instruments for trading purposes. Additional information is presented in the notes to consolidated financial statements. The fair value of these instruments is affected primarily by volatility of the trading prices of the CEL-SCI's common stock. For three years ended September 30, 2010, CEL-SCI recognized a gain or
(loss) of $28,843,772, $(28,491,650) and $1,799,393, respectively, resulting from changes in fair value of derivative instruments. CEL-SCI has no exposure to risks associated with foreign exchange rate changes because none of the operations of CEL-SCI are transacted in a foreign currency. The interest risk on investments on September 30, 2010 was considered immaterial due to the fact that the interest rates at that time were nominal at best and CEL-SCI keeps its cash and cash equivalents in short term maturities.

                CEL-SCI CORPORATION

                Consolidated Financial Statements for the Years
                Ended September 30, 2010, 2009, and 2008, and
                Report of Independent Registered Public Accounting Firm

                CEL-SCI CORPORATION

                Consolidated Financial Statements for the Years
                Ended September 30, 2010, 2009, and 2008, and
                Report of Independent Registered Public Accounting Firm

CEL-SCI CORPORATION

TABLE OF CONTENTS


Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-2

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2010, 2009, AND 2008:

    Consolidated Balance Sheets                                          F-3

    Consolidated Statements of Operations                                F-4

    Consolidated Statements of Stockholders' Equity                      F-5

    Consolidated Statements of Cash Flows                                F-7

    Notes to Consolidated Financial Statements                           F-10

Report of Independent Registered Public Accounting Firm



Board of Directors and Stockholders
CEL-SCI Corporation
Reston, VA

We have audited the accompanying consolidated balance sheets of CEL-SCI Corporation as of September 30, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEL-SCI Corporation at September 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 10, effective October 1, 2009, the Company adopted ASC 815-40, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to a Company's Own Stock".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CEL-SCI Corporation's internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 10, 2010 expressed an unqualified opinion thereon.


                                               /s/ BDO USA, LLP
                                               ----------------

                                               Bethesda, Maryland

                                               December 10, 2010

                               CEL-SCI CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 2010 AND 2009

ASSETS                                             2010              2009
                                                  ------            ------
CURRENT ASSETS:
     Cash and cash equivalents                  $26,568,243       $33,567,516
     Prepaid expenses                               298,719            39,972
     Inventory used for R&D and manufacturing     1,476,234           399,474
     Deferred rent - current portion                751,338           806,425
     Deposits                                             -         1,585,064
                                                -----------       -----------
            Total current assets                 29,094,534        36,398,451

RESEARCH AND OFFICE EQUIPMENT AND
  LEASEHOLD IMPROVEMENTS-- less accumulated
  depreciation of $2,626,759 and $2,259,237       1,264,831         1,200,611
PATENT COSTS--less accumulated
  amortization of $1,205,690 and $1,132,612         356,079           423,104
RESTRICTED CASH                                      21,357            68,552
DEFERRED RENT - net of current portion            7,068,184         7,936,880
                                                -----------       -----------
TOTAL ASSETS                                    $37,804,985       $46,027,598
                                                ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                              $ 1,497,383        $  793,148
  Accrued expenses                                  223,696            98,665
  Due to employees                                   45,808            49,527
  Related party loan                              1,104,057         1,107,339
  Deposits held                                           -            10,000
  Derivative instruments  - current portion         424,286                 -
                                                 ----------       -----------
            Total current liabilities             3,295,230         2,058,679

  Derivative instruments - net of
    current portion                               6,521,765        35,113,970
  Deferred revenue                                  125,000                 -
  Deferred rent                                       8,225            14,305
                                                -----------       -----------
            Total liabilities                     9,950,220        37,186,954
                                                -----------       -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value--authorized
  100,000 shares, issued and outstanding, -0-             -                 -
 Common stock, $.01 par value--authorized
  450,000,000 shares; issued and outstanding,
  204,868,853 and 191,972,021 shares at
  September 30, 2010 and 2009, respectively       2,048,689         1,919,720
 Additional paid-in capital                     187,606,044       173,017,978
 Accumulated deficit                           (161,799,968)     (166,097,054)
                                                -----------       -----------
            Total stockholders' equity           27,854,765         8,840,644
                                                -----------       -----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                         $ 37,804,985       $46,027,598
                                               ============       ===========

                 See notes to consolidated financial statements

                               CEL-SCI CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                             2010           2009        2008
                                          -----------    ----------   ---------

RENT INCOME AND OTHER                  $   153,300    $    80,093   $     5,065

OPERATING EXPENSES:
 Research and development (excluding
  R&D depreciation of $434,030, $329,866
  and $91,292 respectively, included
  below)                                 11,911,626     6,011,750     4,101,563
  Depreciation and amortization             516,117       417,205       215,060
  General & administrative                6,285,810     5,671,595     5,200,735
                                        -----------   -----------    ----------
            Total operating expenses     18,713,553    12,100,550     9,517,358
                                        -----------   -----------    ----------

OPERATING LOSS                          (18,560,253)  (12,020,457)   (9,512,293)
GAIN (LOSS) ON DERIVATIVE INSTRUMENTS    28,843,772   (28,491,650)    1,799,393
INTEREST INCOME                             362,236             -       483,252
INTEREST EXPENSE                           (162,326)     (397,923)     (473,767)
                                        -----------   -----------    ----------
NET INCOME (LOSS)                        10,483,429   (40,910,030)   (7,703,415)
MODIFICATIONS OF WARRANTS                (1,532,456)     (490,728)     (424,815)
                                        -----------   -----------    ----------
NET INCOME (LOSS) AVAILABLE TO COMMON
SHAREHOLDERS                            $ 8,950,973  $(41,400,758   $(8,128,230)
                                        ===========  ============   ===========
NET INCOME (LOSS) PER COMMON SHARE
      BASIC                             $      0.04  $      (0.31)  $     (0.07)
      DILUTED                           $     (0.05) $      (0.31)  $     (0.07)
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING
      BASIC                             202,102,859   133,535,050   117,060,866
      DILUTED                           226,277,913   133,535,050   117,060,866

                 See notes to consolidated financial statements.

                                 CEL-SCI CORPORATION
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                                            Additional
                                Common          Stock         Paid-In       Accumulated
                                Shares          Amount        Capital         Deficit            Total
                              ----------       ---------    ------------    ------------       ---------

BALANCE, SEPTEMBER 30, 2007  115,678,662      $1,156,787   $130,081,378    $(116,568,066)     $14,670,099

Sale of common stock           1,383,389          13,834      1,023,708                         1,037,542
401(k) contributions paid
  in common stock                205,125           2,051        106,539                           108,590
Issuance of common stock
  to employees                 1,789,451          17,894      1,306,580                         1,324,474

Exercise of stock options         50,467             505         13,898                            14,403
Correction of stock
  overpayment pricing                                             1,471                             1,471
Stock issued to
  nonemployees for service     1,689,000          16,890        251,858                           268,748
Issuance of stock options
  to nonemployees                                                12,342                            12,342
Employee option cost                                            561,387                           561,387
Modification of stock options                                   564,189                           564,189
Financing costs                                                 (23,795)                          (23,795)
Dividends                                                       424,815         (424,815)               -

Net loss                                                                      (7,703,415)      (7,703,415)
                              ----------        ---------    -----------     -----------        ---------

BALANCE, SEPTEMBER 30,
2008                         120,796,094       $1,207,961   $134,324,370   $(124,696,296)     $10,836,035


                                                                 (continued)

                                 CEL-SCI CORPORATION
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (cont'd)
                    YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                                  Additional

                                                            Additional
                                Common          Stock         Paid-In       Accumulated
                                Shares          Amount        Capital         Deficit            Total
                              ----------       ---------    ------------    ------------       ---------

Sale of common stock          45,451,547       $ 454,515    $31,788,201                       $32,242,716
401(k) contributions paid
  in common stock                 91,766             917         56,912                            57,829
Exercise of stock options     15,659,116         156,591      8,524,663                         8,681,254
Stock issued to
  nonemployees for service     3,316,438          33,164      1,528,179                         1,561,343

Stock issued to employees      1,324,385          13,244        672,614                           685,858
Stock issued for
  principal payments on
  Series K notes                 972,753           9,728        275,272                           285,000
Stock issued for interest
  on Series K Notes              177,403           1,774         41,111                            42,885
Issuance of stock options
  and warrants to
  nonemployees                                                  449,641                           449,641
Loss on conversion of
  convertible debt                                            2,145,754                         2,145,754
Issuance of warrants for
  short term loan                                                65,796                            65,796
Modification of options                                           6,142                             6,142
Employee option cost                                          1,699,448                         1,699,448
Premium on loan from
  shareholder                                                   489,776                           489,776
Conversion of convertible debt                                                                          -
  into common stock            3,015,852           30,159      1,176,182                         1,206,341
Cost of derivative
  liabilities                                                (8,632,217)                       (8,632,217)
Financing costs                                              (2,072,927)                       (2,072,927)
Dividends                      1,166,667           11,667        479,061        (490,728)               -
Net loss                                                                     (40,910,030)     (40,910,030)
                              ----------        ---------    -----------     -----------      -----------
BALANCE, SEPTEMBER 30,
2009                         191,972,021        1,919,720    173,017,978    (166,097,054)       8,840,644

401(k) contributions paid
  in common stock                182,233            1,822        110,503                          112,325
Exercise of warrants and
  stock options               12,249,441          122,495      6,186,379                        6,308,874
Stock issued to employees and
  nonemployees for service       465,158            4,652      1,236,374                        1,241,026
Exercise of derivative
  liabilities                                                  5,510,490                        5,510,490
Modification of stock
  options and warrants                                           227,921                          227,921

Employee option cost                                           1,316,399                        1,316,399

Adoption of ASC 815-40                                                        (6,186,343)      (6,186,343)

Net income                                                                    10,483,429       10,483,429
                              ----------        ---------    -----------     -----------        ---------

BALANCE, SEPTEMBER 30,
2010                         204,868,853       $2,048,689   $187,606,044   $(161,799,968)     $27,854,765
                             ===========       ==========   ============   =============      ===========

                 See notes to consolidated financial statements

                               CEL-SCI CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                          2010          2009            2008
                                       ----------    ----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                   $10,483,429   $(40,910,030)  $(7,703,415)
  Adjustments to reconcile net
    income (loss) to net cash
    used for operating activities:

  Depreciation and amortization           516,117        417,205       215,060
    Issuance of stock options and
      warrants to nonemployees for
      services                                 -         449,641        12,342
    Issuance of common stock for
      services                         1,241,026       1,561,343       268,748
    Correction of stock overpayment
       pricing                                 -               -         1,471
      Premium on loan                          -         341,454             -
      Loan premium adjustment                  -         489,776             -
      Amortization of loan premium        (3,282)       (338,172)            -
      Modification of stock options
        and warrants                     227,921           6,142       564,189

      Issuance of stock to employees           -         685,858     1,324,474
      Loss on conversion of
        convertible notes                      -       2,145,754             -
      Employee option cost             1,316,399       1,699,448       561,387
      Common stock contributed to
        401(k) plan                      112,325          57,829       108,590
      Warrants issued in
        consideration for loan                 -          65,796             -
      Impairment loss on abandonment
        of patents                        13,877         138,525         8,114
      Loss on retired equipment            2,323             270           595
      Deferred rent                       (6,080)          7,688         5,151
      Amortization of discount on
        convertible note                       -         193,980       249,106
      (Gain)/loss on derivative
        instruments                  (28,843,772)     25,514,667    (1,799,393)
 Change in assets and
  liabilities:
    Decrease/(increase) in deposits    1,585,064           4,764    (1,575,000)
    Decrease/(increase) in deferred
      rent                               955,842         622,350      (142,117)
    (Increase)/decrease in prepaid
      expenses                          (258,747)        (12,763)        7,369
    Increase in inventory used in
      R&D and manufacturing           (1,076,760)         (4,304)       (9,520)
    Increase/(decrease) in
      accounts payable                   693,799         343,208       (36,622)
    Increase/(decrease) in
      accrued expenses                   125,031         (14,514)       14,576
    Decrease in accrued interest on
      convertible debt                         -          (2,674)      (23,237)
    Increase in deferred revenue         125,000               -             -
    (Decrease)/increase in due to
      employees                           (3,719)         13,450         9,342
    (Decrease)/increase in
      deposits held                      (10,000)         10,000        (3,000)
                                    ------------    ------------   -----------

Net cash used in operating
  activities                         (12,804,207)     (6,513,309)   (7,941,790)
                                    ------------    ------------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additional investment in
   manufacturing facility                (32,059)       (505,225)   (2,359,473)
 Decrease in restricted cash              47,195         919,100     1,180,977
 Investment in available-for-sale
   securities                                  -               -    (6,000,000)
 Sale of investments in
   available-for-sale securities               -         200,000     5,800,000
 Purchases of equipment                 (493,736)       (191,868)   (1,023,011)
 Expenditures for patent costs           (25,340)        (53,290)     (121,616)
                                    ------------    ------------   -----------
     Net cash (used in) provided by
       investing activities             (503,940)        368,717    (2,523,123)
                                    ------------    ------------   -----------


                                                                     (continued)
                See notes to consolidated financial statements.

                              CEL-SCI CORPORATION
                 CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)
                 YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                          2010          2009            2008
                                       ----------    ----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common
    stock                             $         -   $ 32,242,716   $ 1,037,542
  Proceeds from exercise of warrants
    and stock options                   6,308,874      8,681,254        14,403
  Proceeds from short-term loan                 -      3,104,057     1,956,803
  Repayment of short-term loan                  -     (2,200,000)   (1,756,803)
  Principal payments on convertible
    debt                                        -       (754,250)   (1,045,000)
  Costs for equity related transactions         -     (2,072,927)      (23,795)
                                     ------------   ------------   -----------
     Net cash provided by financing
           activities                   6,308,874     39,000,850       183,150
                                     ------------   ------------   -----------
NET (DECREASE) INCREASE
  IN CASH AND CASH EQUIVALENTS         (6,999,273)    32,856,258   (10,281,763)

CASH AND CASH EQUIVALENTS, BEGINNING
OF YEAR                                33,567,516        711,258    10,993,021
                                     ------------   ------------   -----------
CASH AND CASH EQUIVALENTS,
  END OF YEAR                        $ 26,568,243   $ 33,567,516   $   711,258
                                     ============   ============   ==========

CONVERSION OF CONVERTIBLE DEBT
  INTO COMMON STOCK:
    Decrease in convertible debt     $          -   $  1,206,341   $         -
    Increase in common stock                    -        (30,159)            -
    Increase in additional paid-in
      capital                                   -     (1,176,182)            -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
CONVERSION OF INTEREST ON
  CONVERTIBLE DEBT INTO COMMON STOCK:
    Decrease in accrued liabilities  $          -   $     42,885   $         -
    Increase in common stock                    -         (1,774)            -
    Increase in additional paid-in
      capital                                   -        (41,111)            -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
PAYMENT OF CONVERTIBLE DEBT PRINCIPAL
WITH
COMMON STOCK:
     Decrease in convertible debt    $          -   $    285,000   $         -
     Increase in common stock                   -         (9,728)            -
     Increase in additional paid-in
       capital                                  -       (275,272)            -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
ISSUANCE OF WARRANTS:
  Increase in derivative
    liabilities                      $          -   $ (8,877,217)  $  (891,336)
  Increase in discount on notes
    payable                                     -        245,000             -
  Decrease in additional paid-in
    capital                                     -      8,632,217       891,336
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
EXERCISE OF DERIVATIVE LIABILITIES:
  Decrease in derivative liabilities $  5,510,490   $          -   $         -
  Increase in additional paid-in
    capital                            (5,510,490)             -             -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
MODIFICATION OF WARRANTS:
  Increase in additional paid-in
    capital                          $ (1,532,456)  $    (24,061)  $  (173,187)
  Decrease in additional paid-in
    capital                             1,532,456         24,061       173,187
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========

                See notes to consolidated financial statements.
                                                                     (continued)

                             CEL-SCI CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)
                YEARS ENDED SEPTEMBER 30, 2010, 2009 AND 2008

                                          2010          2009            2008
                                       ----------    ----------     -----------
  ACCOUNTS PAYABLE:
    Increase in patent costs         $          -   $      7,285   $    14,013
    Increase in accounts payable                -         (7,285)      (14,013)
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
EQUIPMENT COSTS INCLUDED IN
  ACCOUNTS PAYABLE:
    Increase in research and office
      equipment                      $     10,436   $    15,147    $   201,998
    Increase in accounts payable          (10,436)      (15,147)      (201,998)
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
WARRANTS ISSUED FOR LOAN:
     Increase in debt discount       $          -   $     65,796   $         -
     Increase in additional paid-in
       capital                                  -        (65,796)            -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
STOCK MODIFICATION RECORDED AS
DIVIDEND
     Increase in common stock        $          -   $    (11,667)  $         -
     Increase additional paid-in
       capital                                  -       (479,061)     (424,815)
     Increase accumulated deficit               -        490,728       424,815
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========
ADOPTION OF ASC 815-40
     Increase in derivative
       liabilities                   $ (6,186,343)  $          -   $         -
     Increase in accumulated deficit    6,186,343              -             -
                                     ------------   ------------   -----------
                                     $          -   $          -   $         -
                                     ============   ============   ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
    INFORMATION:

Cash expenditure for interest
  expense                            $   162,326    $    115,559   $   224,662


                See notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   CEL-SCI Corporation (the "Company") was incorporated on March 22, 1983, in the state of Colorado, to finance research and development in biomedical science and ultimately to engage in marketing and selling products.

   The Company's lead product, Multikine(R), is being developed for the treatment of cancer. Multikine is a patented immunotherapeutic agent consisting of a mixture of naturally occurring cytokines, including interleukins, interferons, chemokines and colony-stimulating factors, currently being developed for the treatment of cancer. Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a substantial increase in the survival of patients. The lead indication is advanced primary head & neck cancer. Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

   Significant accounting policies are as follows:

a. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Viral Technologies, Inc. (VTI). All significant intercompany transactions have been eliminated upon consolidation. Certain amounts from 2009 consolidated financial statements have been reclassified to conform to 2010 consolidated financial statement presentation. One such reclassification is the reclassification of derivative instruments of $35,113,970 from current liabilities to long-term liabilities on the September 30, 2009 consolidated balance sheet.

b. Cash and Cash Equivalents--For purposes of the statements of cash flows, cash and cash equivalents consists principally of unrestricted cash on deposit and short-term money market funds. The Company considers all highly liquid investments with a maturity when purchased of less than three months, as cash and cash equivalents.

c. Restricted Cash--The restricted cash is money held in escrow pursuant to the lease agreement for the manufacturing facility.

d. Prepaid Expenses and Inventory--Prepaid expenses consist of expenses which benefit a substantial period of time. Inventory consists of manufacturing production advances and bulk purchases of laboratory supplies to be consumed in the manufacturing of the Company's product for clinical studies.

e. Deposits--The deposit on September 30, 2009 was for the manufacturing facility ($1,575,000) required by the lease agreement, but was refunded in February 2010, after the Company met the cash requirements of the lease.

f. Research and Office Equipment and Leasehold Improvements--Research and office equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the lease. Repairs and maintenance which do not extend the life of the asset are expensed when incurred. The fixed assets are reviewed on a quarterly basis to determine if any of the assets are impaired. Depreciation expense for the years ended September 30, 2010, 2009 and 2008 totaled $437,629, $330,820, and $133,604, respectively. During the years ended September 30, 2010, 2009 and 2008, equipment with a net book value of $2,323, $270 and $595 was retired.

g. Patents--Patent expenditures are capitalized and amortized using the straight-line method over the shorter of the expected useful life or the legal life of the patent (17 years). In the event changes in technology or other circumstances impair the value or life of the patent, appropriate adjustment in the asset value and period of amortization is made. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from disposition, is less than the carrying value of the asset. The amount of the impairment loss is the difference between the estimated fair value of the asset and its carrying value. During the years ended September 30, 2010, 2009 and 2008, the Company recorded patent impairment charges of $13,877, $138,525, and $8,114, respectively, for the net book value of patents abandoned during the year. These amounts are included in general and administrative expenses. Amortization expense for the years ended September 30, 2010, 2009 and 2008 totaled $78,488, $86,385, and $81,456, respectively. The Company estimates that amortization expense will be approximately $71,200 for each of the next five years, totalling $356,000.

h. Deferred Rent-- Interest on the deferred rent is calculated at 3% on the funds deposited on the manufacturing facility and for September 30, 2010, is included in the deferred rent. This interest income will be used to offset future rent. On September 30, 2010, the Company has included in deferred rent the following: 1) deposit on the manufacturing facility ($3,150,000); 2) the fair value of the warrants issued to lessor ($1,481,040); 3) additional investment ($2,889,409); 4) deposit on the cost of the leasehold improvements for the manufacturing facility ($1,786,591), 5) amortization of deferred rent ($(1,682,053)); and 6) accrued interest on deposit ($194,535).

   On September 30, 2009, the Company has included in deferred rent the following: 1) deposit on the manufacturing facility ($3,150,000); 2) the fair value of the warrants issued to lessor ($1,731,667); 3) additional investment ($2,864,698); 4) deposit on the cost of the leasehold improvements for the manufacturing facility ($1,786,591); 5) amortization of deferred rent ($(882,338)); and 6) accrued interest on deposit ($92,687).

i. Deferred Rent (liability)--The deferred rent (liability) is amortized on a straight-line basis over the term of the lease with the offset going against rent expense.

j. Derivative Instruments--The Company entered into financing arrangements that consisted of freestanding derivative instruments or were hybrid instruments that contained embedded derivative features. The Company accounted for these arrangement in accordance with Codification 815-10-50, "Accounting for Derivative Instruments and Hedging Activities", "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In accordance with accounting principles generally accepted in the United States ("GAAP"), derivative instruments and hybrid instruments are recognized as either assets or liabilities in the statement of financial position and are measured at fair value with gains or losses recognized in earnings or other comprehensive income depending on the nature of the derivative or hybrid instruments. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and recognized at fair value with changes in fair value recognized as either a gain or loss in earnings if they can be reliably measured. When the fair value of embedded derivative features cannot be reliably measured, the Company measures and reports the entire hybrid instrument at fair value with changes in fair value recognized as either a gain or loss in earnings. The Company determined the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument and precluding the use of "blockage" discounts or premiums in determining the fair value of a large block of financial instruments. Fair value under these conditions does not necessarily represent fair value determined using valuation standards that give consideration to blockage discounts and other factors that may be considered by market participants in establishing fair value. The convertible debt associated with the Series K convertible notes was all either repaid or converted into the Company's common stock before September 30, 2009. The remaining warrants associated with Series K are valued at $5,372,598 on September 30, 2009 and are shown in the balance sheet in long term liabilities. Warrants exercised during the year ended September 30, 2010 totaled $534,088 in funds received by the Company. In addition, the Company recognized a gain of $280,223 on the exercise of the Series K warrants. Outstanding warrants associated with Series K are valued at $1,002,502 at September 30, 2010. The Company recorded a gain of $2,856,355 on the remaining Series K for the year ending September 30, 2010.

   The Company issued other warrants during the year ended September 30, 2009 that are accounted for as derivative liabilities. See Note 6. At September 30, 2009, the fair value of these derivative instruments totaled $29,741,372 and is shown on the balance sheet in long term liabilities. At September 30, 2010, the fair value of these derivative instruments totaled $4,037,067. There were 8,813,088 Series A warrants exercised during the year ended September 30, 2010, that brought in $4,406,544 in funds to the Company. In addition, the Company recognized a gain of $8,433,451 on the exercise of the Series A warrants. The fair value of these derivative liabilities will be adjusted at the end of each interim accounting period as well as at the end of each fiscal year as long as they are outstanding. The Company recorded a gain of $12,993,883 on the remaining Series A through E warrants for the year ending September 30, 2010.

   Also included in derivative liabilities are warrants issued to investors in August 2008. These warrants were valued at $1,906,482 on September 30, 2010, which resulted in a gain of $4,279,860 for the year ended September 30, 2010.

k. Research and Development Grant Revenues--The Company's grant arrangements are handled on a reimbursement basis. Grant revenues under the arrangements are recognized as grant revenue when costs are incurred. The Company is currently not receiving funds from any grants.

l. Research and Development Costs--Research and development expenditures are expensed as incurred. Total research and development costs, excluding depreciation, were $11,911,626, $6,011,750, and $4,101,563 for the years ended September 30, 2010, 2009 and 2008.

m. Net Income (Loss) Per Common Share--Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Potentially dilutive common stock equivalents, including convertible preferred stock, convertible debt and options to purchase common stock, are included in the calculation unless the result is antidilutive.

n. Concentration of Credit Risk--Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company maintains its cash and cash equivalents with high quality financial institutions. At times, these accounts may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents.

o. Income Taxes-- The Company has net operating loss carryforwards at September 30, 2010 of approximately $115 million. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be recognized.

p. Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounting for derivatives is based upon valuations of derivative instruments determined using various valuation techniques including the Black-Scholes and binomial pricing methodologies. The Company considers such valuations to be significant estimates.

q. Recent Accounting Pronouncements--In March 2008, the FASB issued Codification 815-20-50-1, "Disclosures about Derivative Instruments and Hedging Activities
   - an amendment of FASB Statement No. 133", which changes disclosure requirements for derivative instruments and hedging activities. The statement is effective for periods ending on or after November 15, 2008, with early application encouraged. The Company has adopted this topic with no impact on its consolidated financial statements.

   In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to a Company's Own Stock". EITF 07-5 is now known as Codification 815-40-15-7 and it supersedes EITF 01-6 and provides revised guidance for, "...the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of Statement 133, now known as Codification 815-10-50. If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under Codification 815-10-50 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument)." Specifically, Codification 815-40-15-7 provides a two-step process:

      Step 1: Evaluate the instrument's contingent exercise provisions, if any. Step 2: Evaluate the instrument's settlement provisions.

   Codification 815-40-15-7 was effective for the Company as of January 1, 2009 and was applied to outstanding instruments as of October 1, 2009.

   Based on this analysis, the Company has determined that some of its warrants are subject to Codification 815-10-50 and must be revalued at the end of every reporting period, with changes to the fair value of the warrants to be accounted for as derivative gains or losses in the income statement. For further discussion, see Note 10.

   In September 2008, the FASB issued Codification 815-10-50-1A, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". This codification applies to credit derivatives within the scope of ASC 815 and hybrid instruments that have embedded credit derivatives. It deals with disclosures related to these derivatives and is effective for reporting periods ending after November 15, 2008. It also clarifies the effective date of Codification 815-20-50-1 as any reporting period beginning after November 15, 2008. The impact of the adoption of this codification did not have a material effect on the Company's consolidated financial statements.

   In April 2009, the FASB issued Codification 825-10-65-1, "Interim
   Disclosures about Fair Value of Financial Instruments". This topic amends FASB Statement No. 107, "Disclosures about Fair Values of Financial Instruments", to require disclosures about fair values of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This topic became effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted this codification for the period ended June 30, 2009. There was no significant impact from this adoption on the Company's consolidated financial statement.

   In May 2009, the FASB issued Codification 855-10-50, "Subsequent Events" which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The Statement sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This topic became effective for the Company for the period ended June 30, 2009. The impact of the adoption was not significant.

   In January 2010, the FASB amended Codification 820-10, "Improving Disclosures about Fair Value Measurement", effective for interim periods beginning after December 15, 2009. This amendment changes disclosures required for interim and annual periods with respect to fair value measurements. The Company has adopted the change in the disclosure requirements and the effect was immaterial.

r. Stock-Based Compensation-- The Company recognized expense of $1,316,399 for options issued or vested during the fiscal year ended September 30, 2010, expense of $1,699,448 for options issued or vested during the fiscal year ended September 30, 2009 and expense of $561,387 for options issued or vested during the fiscal year ending September 30, 2008. This expense was recorded as general and administrative expense. The Company received a total of $36,330 and $282,841 from the exercise of options during the year ended September 30, 2010 and 2009, respectively. The following table summarizes stock option activity for the year ended September 30, 2010.

Non-Qualified Stock Option Plan
-------------------------------
                                       Outstanding                                           Exercisable
                       ----------------------------------------------     -----------------------------------------------


                                                                                                  Weighted
                                               Weighted                                           Average
                                   Weighted     Average                              Weighted    Remaining
                        Number      Average    Remaining     Aggregate     Number     Average     Contractual     Aggregate
                         of        Exercise   Contractual    Intrinsic       of       Exercise      Term         Intrinsic
                        Shares      Price     Term (Years)     Value       Shares      Price       (Years)         Value
                      ---------   ----------  -----------    ---------    --------   -----------  -----------    -----------

Outstanding at        19,578,091     $ 0.48      7.70       $23,979,937    $7,400,431    $ 0.61         4.18       $7,676,815
  October 1, 2009

Vested                                                                       812,669     $ 0.53
Granted                1,453,450     $ 0.57      9.74           106,592                                 9.74          106,592
Exercised                (18,625)    $ 0.31      8.31             6,224      (18,625)    $ 0.31         8.31            6,224
Forfeited                 (4,500)    $ 0.77
Expired                  (30,502)    $ 1.05                                  (30,502)   $ 1.05

Outstanding at
 September 30, 2010   20,977,914     $ 0.49      7.18         4,209,476     8,163,973    $ 0.62         4.47        1,135,673


Incentive Stock Option Plan
---------------------------
                                       Outstanding                                           Exercisable
                       ----------------------------------------------     -----------------------------------------------

                                                                                                  Weighted
                                               Weighted                                           Average
                                   Weighted     Average                              Weighted    Remaining
                        Number      Average    Remaining     Aggregate     Number     Average     Contractual     Aggregate
                         of        Exercise   Contractual    Intrinsic       of       Exercise      Term         Intrinsic
                        Shares      Price     Term (Years)     Value       Shares      Price       (Years)         Value
                      ---------   ----------  -----------    ---------    --------   -----------  -----------    -----------

Outstanding at         9,598,874     $ 0.39       7.03     $12,859,317    8,548,876    $ 0.38        6.99        $11,525,319
 October 1, 2009

Vested                                                                      449,999    $ 0.49
Granted                1,100,000     $ 0.61       9.76          31,000                 $ 0.61        9.76             31,000
Exercised                (71,333)    $ 0.43       1.74          22,400      (71,333)   $ 0.43        1.74             22,400
Expired                  (34,500)    $ 2.25                                 (34,500)   $ 2.25

Outstanding at
 September 30, 2010   10,593,041     $ 0.40       6.65       3,101,582    8,893,042    $ 0.38         6.02         2,794,276


      The total intrinsic value of options exercised during the fiscal years 2010, 2009 and 2008 was $32,999, $242,634 and $5,784, respectively.

      The weighted average fair value at the date of grant for options granted during fiscal years 2010, 2009 and 2008 was $0.52, $0.28 and $0.51, respectively.

      A summary of the status of the Company's non-vested options as of September 30, 2010 is presented below:

Non-qualified Stock Option Plan:
                                             Weighted
                                             Number of             Average
                                              Shares                Price
                                            ----------            ---------

      Nonvested at October 1, 2007           1,439,986             $0.51
         Vested                               (616,328)
         Granted                             1,039,000
         Forfeited                              (9,332)
                                           -----------

      Nonvested at September 30, 2008        1,853,326             $0.61
         Vested                             (1,566,280)
         Granted                            11,895,614             $0.31
         Forfeited                              (5,000)
                                           -----------

      Nonvested at September 30, 2009       12,177,660             $0.40
         Vested                               (812,669)
         Granted                             1,453,450             $0.50
         Forfeited                              (4,500)
                                           -----------

      Nonvested at September 30, 2010       12,813,941             $0.40
                                            ==========


Incentive Stock Option Plan:
                                             Weighted
                                             Number of             Average
                                              Shares                Price
                                            ----------            ---------

      Nonvested at October 1, 2007             603,332             $0.49
         Vested                               (280,001)
         Granted                               300,000
         Forfeited                                   -
                                           -----------
      Nonvested at September 30, 2008          623,331            $ 0.62
         Vested                             (4,556,108)
         Granted                             4,982,775             $0.22
         Forfeited                                   -
                                           -----------
      Nonvested at September 30, 2009        1,049,998             $0.45
         Vested                               (449,999)
         Granted                             1,100,000             $0.55
         Forfeited                                   -
                                           -----------
      Nonvested at September 30, 2010        1,699,999             $0.54
                                             =========

   In fiscal year 2010, the Company issued 2,553,450 stock options to employees and directors at a fair value of $1,333,831, ($0.52 fair value per option), at a weighted average exercise price of $0.59 per share. In fiscal year 2009, the Company issued 16,878,389 stock options to employees and directors at a fair value of $4,725,949, ($0.28 fair value per option), at a weighted average exercise price of $0.343 per share. In fiscal year 2008, the Company issued 1,339,000 stock options to employees and directors at a fair value of $677,661, at a weighted average exercise price of $0.51 per share. On September 30, 2010, the Company had 14,513,940 options that were unvested at a fair value of $5,333,797, which is a weighted average fair value of $0.37 per share with a weighted average remaining vesting life of 1.87 years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                              2010         2009         2008
                                              ----         ----         ----

      Expected stock price volatility      98.6-104.5%   79.5-80.2%      79-81%
      Risk-free interest rate               2.54-4.01%   2.82-3.72%  3.68-4.53%
      Expected life of options           9.63-10 Years     10 Years    10 Years
      Expected dividend yield                        -            -           -

   The Company's stock options are not transferable, and the actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. The Company has based its assumption for stock price volatility on the variance of daily closing prices of the Company's stock. The risk-free rate of return used for fiscal years 2010, 2009 and 2008 equals the yield on ten-year zero-coupon U.S. Treasury issues on the grant date. Historical data was used to estimate option exercise and employee termination within the valuation model. The expected term of options represents the period of time that options granted are expected to be outstanding and has been determined based on an analysis of historical exercise behavior. No discount was applied to the value of the grants for non-transferability or risk of forfeiture.

2.   SERIES K CONVERTIBLE DEBT

     In August 2006, the Company issued $8,300,000 million in aggregate principal amount of convertible notes (the "Series K Notes") together with warrants to purchase 4,825,581 shares of the Company's common stock (the "Series K Warrants"). Additionally, in connection with issuance of the Series K Notes and Series K Warrants, the placement agent received a fee of $498,000 and 386,047 fully vested warrants (the "Placement Agent Warrants") to purchase shares of the Company's common stock. Net proceeds were $7,731,290, net of $568,710 in direct transaction costs, including the placement agent fee. The Series K convertible debt has all either been repaid or converted into shares of the Company's common stock as of September 2009.

     Features of the Convertible Debt Instrument and Warrants

     The Series K Notes were convertible into 9,651,163 shares of the Company's common stock at the option of the holder at any time prior to maturity at a conversion price of $0.86 per share, subject to adjustment for certain events described below. The Series K Warrants were exercisable over a five-year period from February 4, 2007 through February 4, 2012 at $0.95 per share.

     The Series K Notes bore interest at the greater of 8% or LIBOR plus 300 basis points, and were required to be repaid in thirty equal monthly installments of $95,000 beginning on March 4, 2007 and continuing through September 4, 2010. The remaining principal balance of $950,000 was required to be repaid on August 4, 2011; however, holders of the Series K Notes were allowed to require the repayment of the entire remaining principal balance at any time after August 4, 2009. Interest had been payable quarterly beginning in September 30, 2006. Each payment of principal and accrued interest could be settled in cash or in shares of common stock at the option of the Company. The number of shares deliverable under the share-settlement option was determined based on the lower of (a) $0.86 per share, as adjusted pursuant to the terms of the Series K Notes or (b) 90% applied to the arithmetic average of the volume-weighted-average trading prices for the twenty day period immediately preceding each share settlement.

     The conversion price of the Series K Notes and exercise price of the Series K Warrants were each subject to certain anti-dilution protections, including for stock splits, stock dividends, change in control events and dilutive issuances of common stock or common stock equivalents, such as stock options, at an effective price per share that is lower than the then conversion price. In the event of a dilutive issuance of common stock or common stock equivalents, the conversion price and exercise price would be reduced to equal the lower per share price of the subsequent transaction.

     Accounting for the Convertible Debt Instrument and Warrants

     The Company accounted for the Series K Warrants as derivative liabilities in accordance with Codification 815-10. The Company determined that the Series K Notes constituted a hybrid instrument that had the characteristics of a debt host contract containing several embedded derivative features that would require bifurcation and separate accounting as a derivative instrument pursuant to the provisions of the topic. The Company determined that certain of these features cannot be reliably measured and, in accordance with the requirements of the topic, measured the entire hybrid instrument at fair value with changes in fair value recognized as either a gain or loss.

     Upon issuance of the Series K Notes and Series K Warrants, the Company allocated proceeds received to the Series K Notes and the Series K Warrants on a relative fair value basis. As a result of such allocation, the Company determined the initial carrying value of the Series K Notes to be $6,565,528. The Series K Notes were immediately marked to fair value resulting in a derivative liability in the amount of $9,728,793 and the Company recognized a charge of $3,163,265, which was recorded as costs associated with convertible debt. As of September 30, 2008, the fair value of the Series K Notes was $1,943,240, and the Company recognized a total gain of $1,799,393 on the convertible debt and associated warrants during the year ended September 30, 2008. A debt discount in the amount of $1,734,472 was amortized to interest expense using the effective interest method over the expected term of the Series K Notes. During the year ended September 30, 2009, the Company recorded interest expense of $193,980 in related amortization of the debt discount. During the year ended September 30, 2008, the Company recorded interest expense of $249,106 in related amortization of the debt discount over the term of the Series K Notes.

     Upon issuance, the Series K Warrants and Placement Agent Warrants did not meet the requirements for equity classification set forth in Codification 815-10-50, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," because such warrants (a) must be settled in registered shares and (b) are subject to substantial liquidated damages if the Company is unable to maintain the effectiveness of the resale registration of the shares. Therefore such warrants were accounted for as freestanding derivative instruments pursuant to the provisions of Codification 815-10. Accordingly, the Company allocated $2,570,138 of the initial proceeds to the Series K Warrants and immediately marked them to fair value resulting in a derivative liability of $2,570,138 and recognized a charge of $835,666, which was recorded as costs associated with convertible debt. As of September 30, 2008, the fair value of the Series K Warrants was $995,793. The Company paid $568,710 in cash transaction costs and incurred another $223,907 in costs based upon the fair value of the Placement Agent Warrants, which was recorded as costs associated with convertible debt. Such costs were expensed immediately as part of fair value adjustments required in connection with the convertible debt instrument and the Company's irrevocable election to initially and subsequently measure the Series K Notes at fair value. As of September 30, 2008, the fair value of the Placement Agent Warrants was $79,664. In connection with the June 2009 financing, the Series K notes and warrants were repriced to $0.40. As of September 30, 2009, the fair value of the remaining investor and broker warrants was $5,372,598. During the fiscal year ended September 30, 2010, 1,335,221 Series K warrants were exercised, on which the Company recognized a gain on conversion of $280,223. When the warrants were exercised, $1,233,518 of the Series K warrants was converted from derivative liabilities to equity. At September 30, 2010, the fair value of the remaining investor and broker warrants was $1,002,502.

     During the year ended September 30, 2009, all remaining convertible debt was converted into common stock or was repaid in accordance with the terms of the agreement. $24,375 was repaid at 120% and $1,206,341 in convertible debt was converted into 3,015,852 shares of common stock during the year ended September 30, 2009.

3.    OPERATIONS AND FINANCING

   The Company has incurred significant costs since its inception in connection with the acquisition of certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system, patent applications, research and development, administrative costs, construction of laboratory facilities, and clinical trials. The Company has funded such costs with proceeds from the public and private sale of its common and preferred stock. The Company will be required to raise additional capital or find additional long-term financing in order to continue with its research efforts. To date, the Company has not generated any revenue from product sales. The ability of the Company to complete the necessary clinical trials and obtain Federal Drug Administration (FDA) approval for the sale of products to be developed on a commercial basis is uncertain. Ultimately, the Company must complete the development of its products, obtain the appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

   The Company has two partners who have agreed to participate in and pay for part of the Phase III clinical trial for Multikine. Since the Company was able to raise substantial capital during 2009, the Company is currently preparing the Phase III trial for Multikine. The net cost of the clinical trial is currently being negotiated, but is assumed to be about $25 - $26 million. The Company believes that its capital will allow it to enroll the patients in the Phase III clinical trial. The Company will need to raise additional funds, either through its existing warrants/options, through a debt or equity financing or a partnering arrangement, to complete the Phase III trial and bring Multikine to market. There can be no assurances the Company will be successful in raising additional funds.

4.   RESEARCH AND OFFICE EQUIPMENT

   Research and office equipment at September 30, 2010 and 2009, consists of the following:

                                                     2010          2009
                                                     ----          ----

   Research equipment                           $3,647,684     $3,292,472
   Furniture and equipment                         116,996        122,957
   Leasehold improvements                          126,910         44,419
                                               ------------       -------
                                                 3,891,590      3,459,848

   Less:  Accumulated depreciation
     and amortization                           (2,626,759)    (2,259,237)
                                               -----------     ----------
   Net research and office equipment            $1,264,831     $1,200,611
                                                ==========     ==========

5. INCOME TAXES

   At September 30, 2010, the Company had a federal net operating loss carryforward of approximately $115 million expiring from 2011 through 2030. In addition, the Company has a general business credit as a result of the credit for increasing research activities of approximately $2,341,000 at September 30, 2010 and 2009. These tax credits begin expiring after twenty years from the year in which the credit was generated. The components of the deferred taxes at September 30, 2010 and 2009 are comprised of the following:

                                                     2010           2009
                                                     ----           ----

   Net operating loss                             $45,940,445   $39,491,048

   R&D credit                                       2,340,614     2,340,614
   Amortization of debt discount                           --       658,406
   Codification 718-10-30-3                         1,243,647       683,245
   Derivative loss                                         --     8,919,951
   Vacation and other                                  83,593         9,127
   Deferred rent                                      970,224             -
                                                  -----------    ----------
   Total deferred tax assets                       50,578,523    52,102,392

   Derivative gain                                 (2,133,259)            -
   Depreciation                                       (80,026)            -
                                                  -----------    ----------

   Total deferred tax liability                    (2,213,285)            -
   Valuation allowance                            (48,365,238)  (52,102,392)
                                                  -----------    ----------
   Net deferred tax asset                         $         -   $         -
                                                  ===========   ===========

   In assessing the realization of the deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax asset will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income. Management has considered the history of the Company's operating losses and believes that the realization of the benefit of the deferred tax assets cannot be determined. In addition, under the Internal Revenue Code
   Section 382, the Company's ability to utilize these net operating loss carryforwards may be limited or eliminated in the event of a change in ownership in the future. Internal Revenue Code Section 382 generally defines a change in ownership as the situation where there has been a more than 50 percent change in ownership of the value of the Company within the last three years.

   The Company's effective tax rate is different from the applicable federal statutory tax rate. The reconciliation of these rates for the years ended September 30 is as follows:

                                                2010       2009       2008
                                                ----       ----       ----

      Federal Rate                              34.0%      34.0%      34.0%
      State tax rate, net of federal benefit    5.91%      3.96%      3.96%
      R&D credit                                   0%      2.01%      5.06%
      RT&D credit true-up                          0%     (0.40%)        0%
      Nondeductible expenses                    0.02%        (0%)    (0.04%)

      Valuation allowance                     (39.93%)   (39.57%)   (42.98%)
                                              -------    -------    -------
      Effective tax rate                         0.0%       0.0%       0.0%
                                              =======    =======    =======

   The Company adopted the provisions of Codification 740-10, "Accounting for Uncertainty in Income Taxes" on October 1, 2007 which requires financial statement benefits be recognized for positions taken for tax return purposes, when it is more likely than not that the position will be sustained. The Company has concluded that it has properly filed its tax returns and does not believe that any of the positions it has taken would result in a disallowance of any of these tax positions. Therefore, the Company has concluded that adoption of ASC 740-10 had no impact on its financial positions. No interest or penalties have been accrued as a result of adoption of this requirement. In the United States, the Company is still open to examination from 2006 forward.

6. STOCK OPTIONS, BONUS PLAN AND WARRANTS

   Non-Qualified Stock Option Plans --At September 30, 2010, the Company has collectively authorized the issuance of 33,760,000 shares of common stock under its Non-Qualified Stock Option Plans. Options typically vest over a three-year period and expire no later than ten years after the grant date. Terms of the options are to be determined by the Company's Compensation Committee, which administers the plans. The Company's employees, directors, officers, and consultants or advisors are eligible to be granted options under the Non-Qualified Stock Option Plans.

   Information regarding the Company's Non-Qualified Stock Option Plans is summarized as follows:

                                  Outstanding                 Exercisable
                              ------------------          ----------------------
                                        Weighted                       Weighted
                                        Average                        Average
                                        Exercise                       Exercise
                               Shares    Price            Shares        Price
                               ------   --------          ------       --------

   Options outstanding,
     October 1, 2007         7,462,698    $0.69          5,972,712      $0.67

      Options granted        1,039,000    $0.60
      Options exercised        (50,467)   $0.29
      Options forfeited        (43,966)   $0.96
                             ---------

   Options outstanding,
     September 30, 2008      8,407,265    $0.68          6,553,939     $ 0.64

      Options granted       12,538,114    $0.38
      Options exercised       (162,253)   $0.38
      Options forfeited       (462,535)   $0.82
                             ---------

   Options outstanding,
     September 30,2009      20,320,591    $0.49          8,142,931      $0.64
                             ---------
      Options granted        1,453,450    $0.56
      Options exercised        (18,625)   $0.31
      Options forfeited        (35,002)   $0.97
                             ---------

   Options outstanding,
     September 30,2010      21,720,414    $0.50          8,906,473      $0.65
                            =========

   In December 2007, the Company extended the expiration date on 1,680,533 options from the Nonqualified Stock Option Plans with exercise prices ranging from $1.05 to $1.94. The options originally would have expired between February 2008 and October 2008 and were extended for five years to expiration dates ranging from February 2013 to October 2013. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $410,471. As of September 30, 2010, all of these options remain outstanding.

   In April 2009, the Company extended the expiration date on 147,000 options from the Nonqualified Stock Option Plans with the exercise prices ranging from $1.05 to $1.87. The options originally would have expired between May 2009 and September 2009 and were extended for three years to expiration dates ranging from May 2012 to September 2012. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $2,904. As of September 30, 2010, all of these options remain outstanding.

   In January 2010, the Company extended the expiration date on 181,666 options from the Nonqualified Stock Option Plans with the exercise prices ranging from $1.05 to $1.76. The options originally would have expired between February 2010 and November 2010 and were extended for three years to expiration dates ranging from February 2013 to November 2013. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $72,632. As of September 30, 2010, all of these options remain outstanding.

   Incentive Stock Option Plan--At September 30, 2010, the Company has collectively authorized the issuance of 17,100,000 shares of common stock under its Incentive Stock Option Plans. Options vest over a one-year to three-year period and expire no later than ten years after the grant date. Terms of the options are to be determined by the Company's Compensation Committee, which administers the plans. Only the Company's employees and directors are eligible to be granted options under the Incentive Stock Option Plans.

   Information regarding the Company's Incentive Stock Option Plans is summarized as follows:

                                  Outstanding                 Exercisable
                              ------------------          ----------------------
                                        Weighted                       Weighted
                                        Average                        Average
                                        Exercise                       Exercise
                               Shares    Price            Shares        Price
                               ------   --------          ------       --------
   Options outstanding,
     October 1, 2007         4,601,933    $0.64          3,998,601      $0.63

      Options granted          300,000   $0.62
      Options exercised              -
      Options forfeited       (156,667)  $3.83
                             ---------

    Options outstanding,
      September 30, 2008     4,745,266   $0.53           4,121,935      $0.52

      Options granted        4,982,775   $0.27
      Options exercised       (100,000)  $1.13
      Options forfeited        (29,167)  $1.70
                             ---------

    Options outstanding,
      September 30, 2009     9,598,874   $0.39           8,548,876      $0.38
                             =========

      Options granted        1,100,000   $0.61
      Options exercised        (71,333)  $0.43
      Options forfeited        (34,500)  $2.25
                               -------

    Options outstanding,
       September 30,2010     10,593,041  $0.50           8,893,042      $0.65
                             =========

   In December 2007, the Company extended the expiration date on 225,100 options from the Incentive Stock Option Plans with exercise prices ranging from $1.05 to $1.94. The options originally would have expired between February 2008 and December 2008 and were extended for five years to expiration dates ranging from February 2013 to December 2013. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $54,537. As of September 30, 2010, all of these options remain outstanding.

   In April 2009, the Company extended the expiration date on 153,000 options from the Incentive Stock Option Plans with the exercise price of $1.05. The options originally would have expired between April 2009 and December 2009 and were extended for three years to expiration dates ranging from April 2012 to December 2012. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $3,238. As of September 30, 2010, all of these options remain outstanding.

   In January 2010, the Company extended the expiration date on 337,166 options from the Incentive Stock Option Plans with the exercise prices ranging from $1.05 to $1.18. The options originally would have expired between February 2010 and December 2010 and were extended for three years to expiration dates ranging from February 2013 to December 2013. This extension was considered a new measurement date with respect to the modified options. At the date of modification, the additional cost of the options was $139,812. As of September 30, 2010, all of these options remain outstanding

   Other Options and Warrants

   The Company accounts for options to non-employees in accordance with Codification 505-50-05-5, "Equity Based Payments to Non-Employees". The warrants are valued using the Black-Scholes methodology and are either expensed as the warrants are vested or as a debit and a credit to additional paid-in capital if an equity transaction. If the warrants are expensed, they are revalued each quarter before they are fully vested and the difference in the value of the warrants is recorded in the consolidated statement of operations. Warrants issued in connection with some financings are classified as derivative liabilities due to their terms. See Note 10 for further discussion of the derivative liabilities. Details of the other transactions follow.

   In November and December 2007, the Company extended the expiration date of 2,016,176 investor and consultant warrants. The options and warrants were due to expire from December 1, 2007 through December 31, 2008. All options and warrants were extended for an additional five years from the original expiration date. The cost of the extension of investor warrants of $424,815 was recorded as a debit to accumulated deficit (dividend) and a credit to additional paid-in capital. The cost of the extension of the consultant warrants of $99,181 was recorded as a debit to general and administrative expense and a credit to additional paid-in capital. The additional cost of the extension of investor and consultant warrants was determined using the Black Scholes method.

            Expected stock risk volatility                    72%
            Risk-free interest rate                         3.67%
            Expected life of warrant                    5.17-5.5 Years

   In January 2009, as part of an amended lease agreement on the manufacturing facility, the Company repriced 3,000,000 warrants issued to the lessor in July 2007 at $1.25 per share and which were to expire on July 12, 2013. These warrants were repriced at $0.75 per share and expire on January 26, 2014. The cost of this repricing and extension of the warrants was $70,515 and was accounted for as a debit to the deferred rent asset and a credit to additional paid-in capital. In addition, 787,500 additional warrants were given to the lessor of the manufacturing facility on the same date, exercisable at a price of $0.75 per share, and will expire on January 26, 2014. The cost of these warrants was $45,207 and was accounted for as a debit to the deferred rent asset and a credit to additional paid-in capital. The cost of the warrant extension and the new warrants was determined using the Black Scholes method using the following assumptions.

            Expected stock risk volatility                    61.63%
            Risk-free interest rate                            1.52%
            Expected life of warrant                         5 Years

   In March 2009, as further consideration for its rights under the licensing agreement, Byron Biopharma purchased 3,750,000 Units from the Company at a price of $0.20 per Unit. Each Unit consisted of one share of the Company's common stock and two warrants. Each warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.25 per share. The warrants are exercisable at any time prior to March 6, 2016. The fair value of the warrants was calculated to be $1,015,771 using the Black Scholes method with the following assumptions and was recorded as both a debit and a credit to additional paid-in capital.

            Expected stock risk volatility                    83.12%
            Risk-free interest rate                            2.30%
            Expected life of warrant                         7 Years

   Between March 31 and June 30, 2009, 2,296,875 new warrants were issued to the leaseholder on the manufacturing facility in consideration for the deferment of rent payments. The cost of these new warrants of $251,172 was recorded as a debit to research and development and a credit to additional paid in capital. The cost the new warrants was determined using the Black Scholes method using the following assumptions.

            Expected stock risk volatility                63.03 - 64.46%
            Risk-free interest rate                        1.82 - 2.13%
            Expected life of warrant                         5 Years

   In June 2009, 2,075,084 warrants issued to two investors in connection with a financing in August 2008 were reset from $0.75 to $0.40. The additional cost of the warrants of $123,013 was recorded as a debit and a credit to additional paid in capital. In addition, the investors were issued 1,815,698 warrants exercisable at $0.40 per share at a cost of $404,460. The additional cost of the warrants was recorded as a debit and a credit to paid in capital. The costs were determined using the Black Scholes method using the following assumptions.

            Expected stock risk volatility                    63.75%
            Risk-free interest rate                            2.13%
            Expected life of warrant                      5.17 Years

   In June 2009, the Company issued 10,284,060 warrants exercisable at $0.50 per share in connection with the June financing. The cost of the warrants of $2,775,021 was recorded as a debit and a credit to additional paid in capital. See Note 11.

            Expected stock risk volatility                    62.59%
            Risk-free interest rate                       2.13-2.71%
            Expected life of warrant                         5 Years

   In connection with the reset of the conversion price of the Series K notes and the exercise price of the warrants from $0.75 to $0.40 after the June 2009 financing, the Series K note holders received 5,348,357 additional warrants. The cost of these additional warrants is included in the fair value of the remaining warrants at September 30, 2010. See Note 2.

   In June 2009, the Company issued 1,648,244 warrants exercisable at $0.40 per share to the holder of a note from the Company. These warrants were valued at $65,796 using the Black Scholes method. In July 2009, the Company issued 1,849,295 warrants exercisable at $0.50 per share to the holder of the note that was amended for the second time. These warrants were valued at $341,454 using the Black Scholes method. The first warrants were recorded as a discount to the loan and a credit to additional paid-in capital. The second warrants were recorded as a debit to derivative loss of $831,230, a premium of $341,454 on the loan and a credit to additional paid in capital of $489,776. The first warrants were amortized as interest expense at the time of the second amendment. On the second amendment, $338,172 of the premium was amortized as a reduction to interest expense as of September 30, 2009. The balance of the premium of $3,282 was amortized as a reduction to interest expense in October 2009. The following assumptions were used to value these warrants:

                                                     June 2009      July 2009
                                                     ---------      ---------

            Expected stock risk volatility               90%            90%
            Risk-free interest rate                     2.4%           2.4%
            Expected life of warrant                 5 Years        5 Years

   In July 2009, 375,000 warrants held by an investor were extended for two years. The additional value of the warrants of $24,061 was calculated using the Black Scholes method using the following assumptions. This cost was accounted for as a debit and a credit to additional paid in capital.

                                                    Original      Extended
                                                    Warrants      Warrants
                                                    --------      --------

            Expected stock risk volatility            57.14%        57.14%
            Risk-free interest rate                    1.76%         1.76%
            Expected life of warrant              0.08 Year     2.08 Years

   In July 2009, 192,500 options were issued with exercise prices between $0.40 and $0.60 per share to three consultants, for past services, at a cost of $35,911 using the Black Scholes method. The options were accounted for as a debit to general and administrative expense and a credit to additional paid in capital. Also in July 2009, the Company issued 200,000 options to a consultant with an exercise price of $0.38 per share. The cost of these options, $43,702, was calculated using the Black Scholes method using the following assumptions and accounted for as a debit to research and development and a credit to additional paid in capital.

            Expected stock risk volatility                  66.74%
            Risk-free interest rate                          2.71%
            Expected life of warrant                       5 Years

   In July 2009, the Company issued warrants to a private investor. The 167,500 warrants were issued with an exercise price of $0.50 per share and valued at $43,550 using the Black Scholes method using the following assumptions. The cost of the warrants was accounted for as a debit to additional paid in capital and a credit to derivative liabilities.

            Expected stock risk volatility                    90%
            Risk-free interest rate                         2.90%
            Expected life of warrant                    5.5 Years

   In July 2009, 100,000 warrants were extended for one year. The cost of the extension of $3,134 was calculated using the Black Scholes method using the following assumptions. The cost was accounted for as a debit to general and administrative expenses and a credit to additional paid in capital.

                                                     Original      Extended
                                                     Warrants      Warrants
                                                     --------      --------

            Expected stock risk volatility            57.14%        57.14%
            Risk-free interest rate                    1.76%         1.76%
            Expected life of warrant               0.17 Year    1.17 Years

   In August 2009, the Company received additional financing. In connection with the financing, the Company issued 4,850,501 warrants exercisable at $0.55 per share. The cost of the warrants of $1,455,150 was calculated using the Black Scholes method using the following assumptions and was recorded as a debit to additional paid in capital and a credit to derivative liabilities. See Note 11.

            Expected stock risk volatility                  90%
            Risk-free interest rate                       2.59%
            Expected life of warrant                 5.51 Years

   Also in August 2009, the Company completed an offering to the original Series K investors. Issued with an exercise price of $0.55 per share, the 541,717 warrants were valued at $249,190 using the Black Scholes method using the following assumptions. The warrants were accounted for as a debit to additional paid in capital and a credit to derivative liabilities.

            Expected stock risk volatility                  90 %
            Risk-free interest rate                        2.61%
            Expected life of warrant                   5.5 Years

   In September 2009, the Company received a $2,000,000 loan. In connection with the loan, the Company issued 500,000 warrants with an exercise price of $0.68 per share. The cost of the warrants of $245,000 was recorded as a debit to discount on note payable and a credit to additional paid in capital. This cost was amortized to interest expense when the loan was repaid. See Note 11.

            Expected stock risk volatility                  90%
            Risk-free interest rate                       2.54%
            Expected life of warrant                  5.5 Years

   In September 2009, the Company issued 4,714,284 warrants with an exercise price of $1.50 per share in connection with a financing. The cost of the warrants of $3,488,570 was calculated using the Black Scholes method using the following assumptions and was recorded as a debit and a credit to additional paid in capital. See Note 11. In addition, 714,286 warrants were issued with an exercise price of $1.75 per share to the placement agent on the transaction. The cost of $664,286 was calculated using the Black Scholes method using the following assumptions and was accounted for as a debit to additional paid in capital and a credit to derivative liabilities.

                                                Financing      Placement Agent
                                                Warrants          Warrants
                                                --------          --------

            Expected stock risk volatility         110%              110%
            Risk-free interest rate               1.01%             2.42%
            Expected life of warrant            2 Years        4.91 Years

   In accordance with Codification 815-40-15-7, derivative liabilities must be revalued at the end of each interim period and at the end of the fiscal year, as long as they remain outstanding. As of September 30, 2009, the fair value of these new derivative liabilities totaled $29,741,372. As of September 30, 2010, the value of the remaining derivative liabilities totaled $5,943,549.

   In August 2010, 70,000 options owned by an investor were extended for two years at a cost of $15,477. This cost was calculated using the Black Scholes method and was accounted for as a credit to additional paid in capital and a debit to general and administrative expense. The calculation used the following assumptions.
                                                 Prior to          After
                                                 Extension       Extension
                                                 ---------       ---------

            Expected stock risk volatility         102%             102%
            Risk-free interest rate               0.15%            0.49%
            Expected life of warrant            0 Years          2 Years

   Stock Bonus Plans -- At September 30, 2010, the Company had been authorized to issue up to 11,940,000 shares of common stock under its Stock Bonus Plans. All employees, directors, officers, consultants, and advisors are eligible to be granted shares. During the year ended September 30, 2008, 205,125 shares were issued to the Company's 401(k) plan for a cost of $108,590. During the year ended September 30, 2009, 91,766 shares were issued to the Company's 401(k) plan for a cost of $57,829. During the year ended September 30, 2010, 182,233 shares were issued to the Company's 401(k) plan for a cost of $112,325.

   Stock Compensation Plan-- At September 30, 2010, 9,500,000 shares were authorized for use in the Company's stock compensation plan. During the year ended September 30, 2008, 1,789,451 shares were issued at the weighted average $0.62 per share for a total cost of $1,324,474. During the year ended September 30, 2009, 1,324,385 shares were issued at the weighted average of $0.24 per share for a total cost of $312,016. During the year ended September 30, 2010, no shares were issued from the Stock Compensation Plan.

7.    EMPLOYEE BENEFIT PLAN

   The Company maintains a defined contribution retirement plan, qualifying under Section 401(k) of the Internal Revenue Code, subject to the Employee Retirement Income Security Act of 1974, as amended, and covering substantially all Company employees. Each participant's contribution is matched by the Company with shares of common stock that have a value equal to 100% of the participant's contribution, not to exceed the lesser of $10,000 or 6% of the participant's total compensation. The Company's contribution of common stock is valued each quarter based upon the closing bid price of the Company's common stock. The expense for the years ended September 30, 2010, 2009, and 2008, in connection with this Plan was $123,500, $61,517, and $110,670, respectively.

8. COMMITMENTS AND CONTINGENCIES

   Operating Leases-The future minimum annual rental payments due under noncancelable operating leases for office and laboratory space are as follows:

            Year Ending September 30,

                 2011                             1,903,471
                 2012                             1,896,205
                 2013                             1,855,889
                 2014                             1,579,931
                 2015                             1,572,839
                 2016 and thereafter             26,441,949
                                               ------------
                 Total minimum lease payments:  $35,250,284
                                               ============

   Rent expense for the years ended September 30, 2010, 2009, and 2008, was $3,308,102, $2,759,332, and $253,526, respectively. Rent increased substantially during the fiscal year ended September 30, 2009 because the

   Company took delivery of the new building in October of 2008; see discussion below. These leases expire between June 2012 and August 2028.

   In August 2007 the Company leased a building near Baltimore, Maryland. The building was be remodeled in accordance with the Company's specifications so that it can be used by the Company to manufacture Multikine for the Company's Phase III clinical trial and sales of the drug if approved by the FDA. The Company took possession of the building in October 2008.

   The lease is for a term of twenty years and required annual base rent payments of $1,575,000 during the first year of the lease. The annual base rent escalates each year at 3%. The Company is also required to pay all real and personal property taxes, insurance premiums, maintenance expenses, repair costs and utilities. The lease allows the Company, at its election, to extend the lease for two ten-year periods or to purchase the building at the end of the 20-year lease. The lease required the Company to pay $3,150,000 towards the remodeling costs, which will be recouped by reductions in the annual base rent of $303,228 in years six through twenty of the lease, subject to the Company maintaining compliance with the lease covenants. Included on the consolidated balance sheet is an asset of $7,819,522 shown as deferred rent. $7,068,184 of this asset is long term and the balance of $751,338 is in current assets. Included in deferred rent are the following: 1) deposit on the manufacturing facility ($3,150,000); 2) warrants issued to lessor ($1,481,040); 3) additional investment ($2,889,409); 4) deposit on the cost of the leasehold improvements for the manufacturing facility ($1,786,591); 5) amortization of deferred rent ($(1,682,053)); and 6) accrued interest on deposit ($194,535). Also included on the consolidated balance sheet is restricted cash of $21,357. In July 2008, the Company was required to deposit the equivalent of one year of base rent in accordance with the contract. The $1,575,000 included in current assets on September 30, 2009 was required to be deposited when the amount of cash the Company had dropped below the amount stipulated in the lease. The Company received a refund of the deposit in February 2010, when the Company was again in compliance with the contract.

   Employment Contracts--In April 2005, the Company entered into a three-year employment agreement with Maximilian de Clara, the Company's President. The employment agreement provided that the Company would pay Mr. de Clara an annual salary of $363,000 during the term of the agreement. On September 8, 2006 Mr. de Clara's Employment Agreement was amended and extended to April 30, 2010. On August 30, 2010, Mr. de Clara's employment agreement, as amended on September 8, 2006, was extended to August 30, 2013.

   The employment agreement, as amended, also provided that on September 8, 2006, March 8, 2007, September 8, 2007, March 8, 2008, September 8, 2008 and
   March 8, 2009, each date being a "Payment Date", the Company issued Mr. de Clara shares of its common stock equal in number to the amount determined by dividing $200,000 by the average closing price of the Company's common stock for the twenty trading days preceding the Payment Date. A total of 2,610,649 shares were issued to Mr. de Clara under this agreement.

    The employment agreement provides that the Company will pay Mr. de Clara an annual salary of $363,000 during the term of the agreement. In the event that there is a material reduction in his authority, duties or activities, or in the event there is a change in the control of the Company, then the agreement allows him to resign from his position at the Company and receive a lump-sum payment from the Company equal to 18 months salary. For purposes of the employment agreement, a change in the control of the Company means the sale of more than 50% of the outstanding shares of the Company's Common Stock, or a change in a majority of the Company's directors.

   In September 2006, the Company agreed to extend its employment agreement with Geert R. Kersten, the Company's Chief Executive Officer, to September 2011. The employment agreement, which is essentially the same as Mr. Kersten's prior employment agreement, provides that during the term of the agreement the Company will pay Mr. Kersten an annual salary of $370,585 plus any increases approved by the Board of Directors during the period of the employment agreement. In the event there is a change in the control of the Company, the agreement allows him to resign from his position at the Company and receive a lump-sum payment from the Company equal to 24 months of salary. For purposes of the employment agreement a change in the control of the Company means: (1) the merger of the Company with another entity if after such merger the shareholders of the Company do not own at least 50% of voting capital stock of the surviving corporation; (2) the sale of substantially all of the assets of the Company; (3) the acquisition by any person of more than 50% of the Company's common stock; or (4) a change in a majority of the Company's directors which has not been approved by the incumbent directors.

   On August 30, 2010, the Company entered into a three-year employment agreement with Patricia B. Prichep, the Company's Senior Vice President of Operations. The employment agreement with Ms. Prichep provides that during the term of the agreement the Company will pay Ms. Prichep an annual salary of $194,298 plus any increases approved by the Board of Directors during the period of the employment agreement.

   On August 30, 2010, the Company also entered into a three-year employment agreement with Eyal Talor, Ph.D., the Company's Chief Scientific Officer. The employment agreement with Dr. Talor provides that during the term of the agreement the Company will pay Dr. Talor an annual salary of $239,868 plus any increases approved by the Board of Directors during the period of the employment agreement.

   In the event there is a change in the control of the Company, the employment agreements with Ms. Prichep and Dr. Talor allow Ms. Prichep and/or Dr. Talor (as the case may be) to resign from her or his position at the Company and receive a lump-sum payment from the Company equal to 18 months salary. For purposes of the employment agreements, a change in the control of the Company means: (1) the merger of the Company with another entity if after such merger the shareholders of the Company do not own at least 50% of voting capital stock of the surviving corporation; (2) the sale of substantially all of the assets of the Company; (3) the acquisition by any person of more than 50% of the Company's common stock; or (4) a change in a majority of the Company's directors which has not been approved by the incumbent directors.
   The employment agreements with Ms. Prichep and Dr. Talor will also terminate upon the death of the employee, the employee's physical or mental disability, willful misconduct, an act of fraud against the Company, or a breach of the employment agreement by the employee. If the employment agreement is terminated for any of these reasons the employee, or her or his legal representatives, as the case may be, will be paid the salary provided by the employment agreement through the date of termination.

   The Company has an additional contract with a consultant for a nine month period ending in fiscal year 2011. This contract totals approximately $45,000. Further, the Company has contingent obligations with other vendors for work that will be completed in relation to the Phase III trial. The timing of these obligations cannot be determined at this time. The amount of these obligations for the Phase III trial are approximately $27 million with the net cost to the Company being between $25 - $26 million.

   Iroquois Lawsuit - On October 21, 2009, Iroquois filed suit against the Company in the United States District Court for the Southern District of New York. In its lawsuit, Iroquois is seeking $30 million in actual damages, $90 million in punitive damages, the issuance of an additional 4,264,681 shares of the Company's common stock, the issuance of warrants to purchase an additional 6,460,757 shares of the Company's stock and a ruling by the court that the conversion price of the notes and the exercise price of the warrants are both $0.20.

   The Company believes that Iroquois's claims are without merit and has filed a motion with the District Court seeking the dismissal of Iroquois's lawsuit.

9. LOANS FROM OFFICER AND INVESTOR

    Between December 2008 and June 2009, Maximilian de Clara, the Company's President and a director, loaned the Company $1,104,057. The loan was initially payable at the end of March, 2009, but was extended to the end of June 2009. At the time the loan was due, and in accordance with the loan agreement, the Company issued Mr. de Clara warrants which entitle Mr. de Clara to purchase 1,648,244 shares of the Company's common stock at a price of $0.40 per share. The warrant is exercisable at any time prior to December 24, 2014. Pursuant to Codification paragraph 470-50-40-17, the fair value of the warrants issuable under the first amendment was recorded as a discount on the note payable with a credit recorded to additional paid-in capital. The discount was amortized from April 30, 2009 through June 27, 2009. Although the loan was to be repaid from the proceeds of the Company's then recent financing, the Company's Directors deemed it beneficial not to repay the loan and negotiated a second extension of the loan with Mr. de Clara on terms similar to the June 2009 financing. Pursuant to the terms of the second extension the note is now due on July 6, 2014, but, at Mr. de Clara's option, the loan can be converted into shares of the Company's common stock. The number of shares which will be issued upon any conversion will be determined by dividing the amount to be converted by $0.40. As further consideration for the second extension, Mr. de Clara received warrants which allow Mr. de Clara to purchase 1,849,295 shares of the Company's common stock at a price of $0.50 per share at any time prior to January 6, 2015.

    The loan from Mr. de Clara bears interest at 15% per year and is secured by a second lien on substantially all of the Company's assets. The Company does not have the right to prepay the loan without Mr. de Clara's consent.

    In accordance with Codification Subtopic 470-50, the second amendment to the loan was accounted for as an extinguishment of the first amendment debt. The extinguishment of the loan requires that the new loan be recorded at fair value and a gain or loss must be recognized. This resulted in a premium of $341,454, which was amortized over the period from July 6, 2009, the date of the second amendment, to October 1, 2009. The loan holder may request repayment in full or in part at any time after October 1, 2009 on ten days notice. In October 2009, the balance of the remaining premium of $3,282, was amortized to interest expense. Amortization of the premium was $338,172 for the year ended September 30, 2009.

    In early September 2009, the Company received a short term loan of $2,000,000, with associated costs of $73,880, from two investors. The Company repaid the loan at the end of September 2009, along with $200,000 in interest. In addition, the Company issued 500,000 warrants at $0.68 at a cost of $245,000 in connection with the loan. This cost was recorded as a debit to discount on note payable and a credit to derivative liabilities. When the loan was repaid, this discount was written off as interest expense. On September 30, 2009, the fair value of the warrants was $735,000. On September 30, 2010, the fair value of the warrants was $220,000, and all of the warrants remain outstanding.

10.   STOCKHOLDERS' EQUITY

   On April 18, 2007, the Company completed a $15 million private financing. Shares were sold at $0.75, a premium over the closing price of the previous two weeks. The financing was accompanied by 10 million warrants with an exercise price of $0.75 and 10 million warrants with an exercise price of $2.00. The warrants are known as Series L and Series M warrants, respectively. The shares were registered in May 2007.

   The financing resulted in the issuance of 19,999,998 shares of common stock to the investors. The warrants issued with the financing qualified for equity treatment. The Series L warrants were recorded as a debit and a credit to additional paid-in capital at a value of $5,164,355 and the Series M warrants were recorded as a debit and a credit to additional paid-in capital at a fair value of $434,300.

   In September 2008, 2,250,000 of the original Series L warrants were repriced at $0.56 and extended for one year to April 17, 2013. The increase in the value of the warrants of $173,187 was recorded as a debit and a credit to additional paid-in capital in accordance with the original accounting for the Series L warrants.

   As a result of the financing, and in accordance with the original Series K agreement, the Series K conversion price of the notes was repriced to $0.75 from the original $0.86 and the exercise price of the warrants were adjusted to $0.75 from the original $0.95. The Series K convertible debt and warrants were revalued with the new conversion price and were adjusted to their new fair value.

   On August 18, 2008, the Company sold 1,383,389 shares of common stock and 2,075,084 warrants in a private financing for $1,037,542. The shares were sold at $0.75, a significant premium over the closing price of the Company's common stock. The warrants were valued at $891,336 and recorded as a debit and a credit to additional paid-in capital. Each warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.75 per share at any time prior to August 18, 2014. The shares have no registration rights.

   On February 26, 2008, the Company issued a total of 258,000 shares of restricted common stock to two consultants at $0.53 per share for a total cost of $136,740 of which $70,312 had been expensed at September 30, 2008. This stock was expensed over the period of the contracts with the consultants. In April 2008, an additional 258,000 shares of restricted common stock to two consultants were issued at $0.69 for a total cost of $178,020, of which $86,984 had been expensed at September 30, 2008. The value of the stock was expensed over the remaining period of the contracts with the consultants.

   During the fourth quarter of fiscal year 2008, an additional 1,173,000 shares were issued to consultants at prices ranging from $0.55 to $0.578. The total cost of $649,994 was expensed to general and administrative expense. At September 30, 2008, $111,452 had been expensed to general and administrative expense.

   During the year ended September 30, 2009, the Company issued 3,316,438 shares of common stock in payment of invoices totaling $1,561,343. Common stock was also issued to pay interest and principal on the convertible debt. See Note
   2. In addition, the balance of the shares issued to the Company's president in September 2008 were expensed at a cost of $200,000. An additional 1,030,928 shares were issued to the president in March 2009 at a cost of $200,000. An additional 12,672 shares were issued to an employee for expenses. The shares were expensed at a cost of $3,168.

   In November 2008, the Company extended its licensing agreement for Multikine with Orient Europharma. The new agreement extends the Multikine collaboration to also cover South Korea, the Philippines, Australia and New Zealand. The licensing agreement initially focuses on the areas of head and neck cancer, nasopharyngeal cancer and potentially cervical cancer. The agreement expires 15 years after the commencement date which is defined as the date of the first commercial sale of Multikine in any country within the territory. In connection with the agreement, Orient Europharma purchased 1,282,051 shares of common stock at a cost of $0.39 per share, for a total to the Company, after expenses, of $499,982.

   On December 30, 2008, the Company entered into an Equity Line of Credit agreement as a source of funding for the Company. For a two-year period, the agreement allows the Company, at its discretion, to sell up to $5 million of the Company's common stock at the volume weighted average price of the day minus 9%. The Company may request a drawdown once every ten trading days, although the Company is under no obligation to request any draw-downs under the equity line of credit. The equity line of credit expires on January 6, 2011. There were no draw-downs during the years ended September 30, 2010 or 2009.

   On March 6, 2009, the Company entered into a licensing agreement with Byron Biopharma LLC ("Byron") under which the Company granted Byron an exclusive license to market and distribute the Company's cancer drug Multikine in the Republic of South Africa. The Company has existing licensing agreements for Multikine with Teva Pharmaceuticals and Orient Europharma. Pursuant to the agreement, Byron will be responsible for registering the product in South Africa. Once Multikine has been approved for sale, the Company will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa. Revenues will be divided equally between the Company and Byron. To maintain the license Byron, among other requirements, must make milestone payments to the Company totaling $125,000 on or before March 15, 2010. This payment was received in March 2010. On March 30, 2009, and as further consideration for its rights under the licensing agreement, Byron purchased 3,750,000 Units from the Company at a price of $0.20 per Unit. Each Unit consisted of one share of the Company's common stock and two warrants. Each warrant entitles the holder to purchase one share of the Company's common stock at a price of $0.25 per share. The warrants are exercisable at any time prior to March 6, 2016. The shares of common stock included as a component of the Units were registered by the Company under the Securities Act of 1933. The Units were accounted for as an equity transaction using the Black Scholes method to value the warrants. The fair value of the warrants was calculated to be $1,015,771 and was recorded as both a debit and a credit to additional paid-in capital.

   In late June and early July of 2009, the Company raised $6,139,739, less associated costs of $296,576. The Company issued 15,349,346 shares at $0.40 per share to the investors. The Company also issued 10,284,060 warrants, exercisable at $0.50 per share to the investors at a fair value of $2,775,021 and this cost is shown on the balance sheet as a derivative liability. As of September 30, 2009, the fair value of the warrants was $15,223,759. During the year ended September 30, 2010, 8,813,088 warrants were exercised. As of September 30, 2010, the fair value of the 1,470,972 remaining warrants was $676,647.

   As a result of the June 2009 financing, the conversion price of the Series K notes and the exercise price of the Series K warrants were reduced to $0.40 per share because the shares sold by the Company were below the conversion price of the notes and the exercise price of the warrants. Also in conjunction with the June 2009 financing, the exercise price of warrants issued in a prior financing was reset to $0.40 per share, resulting in the issuance of an additional 1,166,667 shares of common stock. The issuance of these shares was accounted for as a dividend of $466,667 for the year ended September 30, 2009.

   On July 27, 2009, 215,000 shares were issued to employees at $0.39. These shares will vest at specified milestones; 20% of them had vested by September 30, 2009. During the year ended September 30, 2009, $16,770 of the cost was expensed. There was no additional vesting for these shares for the year ended September 30, 2010. In addition, on August 5, 2009, 65,785 shares were issued at $0.38 to the Board of Directors. The cost of $24,998 was expensed during the year ended September 30, 2009.

   In late August of 2009, the Company raised an additional $4,852,995, less associated costs of $248,037. The Company issued 10,784,435 shares at $0.45 per share to the investors. The Company also issued 5,392,217 warrants at $0.55 per share to the investors at a fair value of $1,704,340 and this cost is shown on the balance sheet as a derivative liability on September 30, 2009. As of September 30, 2009, the fair value of these warrants was $8,088,328. On September 30, 2010, these warrants are shown as a derivative liability of $2,480,420. No warrants were exercised during the year ended September 30, 2010.

   In September of 2009, the Company raised an additional $20,000,000, less associated costs of $1,423,743. The Company issued 14,285,715 shares at $1.40 per share to the investors. The Company also issued 4,714,284 warrants, exercisable at $1.50 per share to the investors at a fair value of $3,488,570. The Company also issued 714,286 warrants, exercisable at $1.75 per share to the placement agent at a fair value of $642,857. The cost of the warrants is shown on the balance sheet as a derivative liability. As of September 30, 2009, the fair value of these warrants was $5,694,285. As of September 30, 2010, the fair value of these warrants is shown as a derivative liability of $660,000. No warrants were exercised during the year ended September 30, 2010.

   During the year ended September 30, 2010, there were an additional 2,011,174 warrants and options exercised for 2,011,174 shares of common stock at prices ranging from $0.56 to $0.75. The Company received a total of $1,413,307 from the exercise of warrants and options during the year ended September 30, 2010.

   During the year ended September 30, 2009, 3,316,438 shares of common stock were issued in payment of invoices totaling $1,561,343. During the year ended September 30, 2010, 465,158 shares of common stock were issued in payment of invoices totaling $1,241,026.

   In accordance with Codification 815-40-15-7, derivative liabilities must be revalued at the end of each interim period and at the end of the fiscal year, as long as they remain outstanding. Series A through E warrants that do not qualify for equity accounting must be accounted for as a derivative liability since the warrant agreements provide the holders with the right, at their option, to require the Company to a cash settlement of the warrant at Black-Scholes value in the event of a Fundamental Transaction, as defined in the warrant agreements. Since the occurrence of a Fundamental Transaction is not entirely within the Company's control, there exist circumstances that would require net-cash settlement of the warrants while holders of shares would not receive a cash settlement. As of September 30, 2009, the fair value of these derivative liabilities was $29,741,372. As of September 30, 2010, and after the exercise of warrants discussed above, the fair value of these derivative liabilities was $4,037,067.

   During the fiscal year ended September 30, 2010, 8,813,088 of Series A warrants were exercised, resulting on a gain on derivative instruments of $8,433,451. When the warrants were exercised, the value of these warrants was converted from derivative liabilities to equity, and the Series A warrants transferred to equity totaled $4,276,972.

   On October 1, 2009, the Company reviewed all outstanding warrants in accordance with the requirements of Codification 815-40, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock". This topic provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. Two warrant agreements provide for adjustments to the purchase price for certain dilutive events, which includes an adjustment to the warrant exercise price in the event that the Company makes certain equity offerings in the future at a price lower than the exercise price of the warrants. Under the provisions of Codification 815-40, the warrants are not considered indexed to the Company's stock because future equity offerings or sales of the Company's stock are not an input to the fair value of a "fixed-for-fixed" option on equity shares, and equity classification is therefore precluded. Accordingly, effective October 1, 2009, 3,890,782 warrants issued in August 2008 were determined to be subject to the requirements of this topic and were valued using the Black-Scholes formula as of October 1, 2009 at $6,186,343. Effective October 1, 2009, the warrants are recognized as a liability in the Company's condensed consolidated balance sheet at fair value with a corresponding adjustment to accumulated deficit and will be marked-to-market each reporting period during which they are exercisable. The warrants were revalued on September 30, 2010, at $1,906,482. The assumptions used in the fair value calculation for the warrants as of October 1, 2009 and September 30, 2010 are as follows:

                                    October 1, 2009   September 30, 2010
                                   ----------------   ------------------

   Expected stock price volatility         95%               100%
   Risk-free interest rate              2.151%             0.919%
   Expected life of warrant         4.88 years         3.88 years

   On March 12, 2010, the Company temporarily reduced the exercise price of the Series M warrants, originally issued on April 18, 2007. The exercise price was reduced from $2.00 to $0.75. At any time prior to June 16, 2010, investors could have exercised the Series M warrants at a price of $0.75 per share. For every two Series M warrants exercised prior to June 16, 2010, the investor would have received one Series F warrant. Each Series F warrant would have allowed the holder to purchase one share of the Company's common stock at a price of $2.50 per share at any time on or before June 15, 2014. After June 15, 2010 the exercise price of the Series M warrants reverted back to the $2.00 per share. Any person exercising a Series M warrant after June 15, 2010 would not receive any Series F warrants. The Series M warrants expire on April 17, 2012. An analysis of the modification to the warrants determined that the modification increased the value of the warrants by $1,432,456. The adjustment was recorded as a debit and a credit to additional paid-in capital. There were no exercises of the Series M warrants at the reduced price and the exercise price of the Series M warrants reverted back to $2.00 on June 16, 2010.

   On August 3, 2010, the Company's Board of Directors approved an amendment to the terms of the Series M warrants held by an investor. The investor is the owner of 8,800,000 warrants priced at $2.00 per share. The investor may now purchase 6,000,000 shares of the Company's common stock (reduced from 8,800,000) at a price of $0.60 per share. In approving the amendment, the Company's Directors determined that reducing the number of outstanding warrants would be beneficial. An analysis of the modification to the warrants determined that the modification increased the value of the warrants by $100,000. The adjustment was recorded as a debit and a credit to additional paid-in capital. As of September 30, 2010, all of these warrants remained outstanding.

11.   FAIR VALUE MEASUREMENTS

   Effective October 1, 2008, the Company adopted the provisions of Codification 820-10, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While topic 820-10 may change the method of calculating fair value, it does not require any new fair value measurements. The adoption of Codification 820-10 did not have a material impact on the Company's results of operations, financial position or cash flows.

   In accordance with the topic, the Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company generally applies the income approach to determine fair value. This method uses valuation techniques to convert future amounts to a single present amount. The measurement is based on the value indicated by current market expectations about those future amounts.

   Codification 820-10 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

     o Level 1 - Observable inputs such as quoted prices in active markets for identical assets or liabilities.

     o Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and amounts derived from valuation models where all significant inputs are observable in active markets.

     o    Level 3 - Unobservable inputs that reflect management's assumptions.

   For disclosure purposes, assets and liabilities are classified in their entirety in the fair value hierarchy level based on the lowest level of input that is significant to the overall fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels.

   The table below sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the condensed consolidated balance sheet at September 30, 2010:

                             Quoted Prices in          Significant
                            Active Markets for            Other          Significant
                           Identical Assets or          Observable        Unobservable
                          Liabilities (Level 1)      Inputs (Level 2)   Inputs (Level 3)       Total
                          ---------------------     -----------------   ----------------     ----------

Derivative Instruments       $         -                $         -       $ 6,946,051       $6,946,051
                             ===========                ===========       ===========       ==========

   The table below sets forth the assets and liabilities measured at fair value on a recurring basis, by input level, in the condensed consolidated balance sheet at September 30, 2009:

                             Quoted Prices in          Significant
                            Active Markets for            Other          Significant
                           Identical Assets or          Observable        Unobservable
                          Liabilities (Level 1)      Inputs (Level 2)   Inputs (Level 3)       Total
                          ---------------------     -----------------   ----------------     ----------

Derivative Instruments       $         -                $         -        $35,113,970       $35,113,970
                             ===========                ===========        ===========       ===========

      The following sets forth the reconciliation of beginning and ending balances related to fair value measurements using significant unobservable inputs (Level 3), as of September 30, 2010 and 2009:

                                                       2010          2009
                                                       ----          ----

      Beginning balance                            $35,113,970     $3,018,697
        Transfers in                                 6,186,343      8,877,217
        Transfers out                               (5,510,490)    (5,273,594)
        Realized and unrealized gains/losses
         recorded in Earnings                      (28,843,772)    28,491,650
                                                   -----------    -----------
      Ending balance                               $ 6,946,051    $35,113,970
                                                   ===========    ===========

   The fair values of the Company's derivative instruments disclosed above are primarily derived from valuation models where significant inputs such as historical price and volatility of the Company's stock as well as U.S. Treasury Bill rates are observable in active markets.

12. NET INCOME (LOSS) PER COMMON SHARE

   Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other common stock equivalents (convertible preferred stock, convertible debt, warrants to purchase common stock and common stock options) were exercised or converted into common stock. The following table provides a reconciliation of the numerators and denominators of the basic and diluted per-share computations:

                                            2010         2009          2008
                                            ----         ----          ----
Net income (loss) - available to
 common shareholders-basic              $ 8,950,973   $(41,400,758) $(8,128,230)

  Add: Conversion of note payable           162,326              -            -
  Less: Conversion of derivative
          instruments                   (20,130,098)             -            -
                                        -----------   ------------  -----------

Net income (loss) - diluted            $(11,016,799)  $(31,830,304) $(8,128,230)

Weighted average number of
  shares - basic                        202,102,859    133,535,050  117,060,866

Incremental shares from:
  Potentially dilutive shares            21,414,912              -            -
     Conversion of note payable           2,760,142              -            -
                                        -----------   ------------  -----------
Weighted average number of
  shares - diluted                      226,277,913    133,535,050  117,060,866
                                       ============   ============  ===========

Earnings per share - basic             $       0.04   $      (0.31) $     (0.07)
                                       ============   ============  ===========

Earnings per share - diluted           $      (0.05)  $      (0.31) $     (0.07)
                                       ============   ============  ===========


   Included in the above computations of weighted-average shares for diluted net loss per share were options and warrants to purchase 21,414,912 shares of common stock as of September 30, 2010. Excluded from the above computations of weighted-average shares for diluted net loss per share were options and warrants to purchase 23,384,797, and 14,488,124 shares of common stock as of September 30, 2009 and 2008, respectively. These securities were excluded because their inclusion would have an anti-dilutive effect on net loss per share.

13.  SEGMENT REPORTING

   Codification 280-10, "Disclosure about Segments of an Enterprise and Related Information" establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. This topic also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under this topic, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment, the research and development of certain drugs and vaccines. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

14.  QUARTERLY INFORMATION (UNAUDITED)

      The following quarterly data are derived from the Company's consolidated statements of operations.

Financial Data

Fiscal 2010

                           Three           Three          Three         Three
                           months          months         months        months
                           ended           ended          ended          ended          Year Ended
                         December 31,     March 31,      June 30,     September 30,    September 30
                            2009            2010           2010           2010             2010
                         -----------      ---------    -----------    -------------    --------------

Revenue                   $  30,000       $  30,600    $     30,900     $     61,800    $    153,300

Operating expenses        4,282,849       5,350,958       3,424,959        5,654,787      18,713,553
Non operating expenses
  (income)                  (72,099)        (56,167)        (38,423)         (33,221)       (199,910)
Gain/loss on derivative
instruments              23,340,267       4,519,672       2,754,512       (1,770,679)     28,843,772

Modification of warrants          -      (1,432,456)              -         (100,000)     (1,532,456)
                         ----------      ----------    ------------      -----------     -----------
Net loss available to
 common shareholders    $19,159,517     $(2,176,975)   $   (601,124)     $(7,430,445)    $ 8,950,973
                        ===========     ===========    ============      ===========     ===========
Net loss per
   share-basic          $      0.10     $     (0.01)   $       0.00      $     (0.04)    $      0.04
                        ===========     ===========    ============      ===========     ===========
Weighted average
  shares-basic          194,959,814     204,173,750     204,592,051      204,757,898     202,102,859
Net loss per
   share-diluted        $      0.02     $     (0.03)   $      (0.01)     $    (0.04)     $     (0.05)
                        ===========     ===========    ============      ===========     ===========

Weighted average
  shares-diluted        256,198,162     258,251,010     231,827,525      228,932,952      226,277,913

Fiscal 2009

                           Three           Three          Three         Three
                           months          months         months        months
                           ended           ended          ended          ended          Year Ended
                         December 31,     March 31,      June 30,     September 30,    September 30
                            2008            2009           2009           2009             2009
                         -----------      ---------    -----------    -------------    --------------

Revenue                   $       -       $  19,643    $     30,450     $     30,000    $     80,093

Operating expenses        2,551,823       2,384,760       3,243,576        3,920,391      12,100,550
Non operating expenses
 (income)                   (13,379)         16,717         376,445           18,140         397,923
Gain/loss on derivative
  instruments               391,689         264,554      (2,649,493)     (26,498,400)    (28,491,650)
                         ----------      ----------    ------------     ------------     ------------
Net loss                 (2,173,513)     (2,117,280)     (6,239,064)     (30,380,173)    (40,910,030)
Modification of
  warrants                        -               -        (466,667)         (24,061)       (490,728)
                         ----------      ----------    ------------      -----------     -----------
Net loss available to
   common shareholders   (2,173,513)     (2,117,280)   $ (6,705,731)    $(30,404,234)   $(41,400,758)
                        ===========     ===========    ============      ===========     ===========
Net loss per
  share-basic           $     (0.02)    $     (0.02)   $      (0.05)    $      (0.19)   $      (0.31)
                        ===========     ===========    ============      ===========     ===========
Net loss per
  share-diluted         $     (0.02)    $     (0.02)   $      (0.05)    $      (0.19)   $      (0.31)
                        ===========     ===========    ============      ===========     ===========
Weighted average
  shares-basic and
  diluted               122,215,334     124,701,667     130,076,656      156,916,920     133,535,050

   The Company has experienced large swings in its quarterly gains and losses in 2010 and 2009. These swings are caused by the changes in the fair value of the convertible debt each quarter. These changes in the fair value of the debt are recorded on the consolidated statements of operations. In addition, the cost of options granted to consultants has affected the quarterly losses recorded by the Company.

15.  SUBSEQUENT EVENTS

   In accordance with Codification 855-50, "Subsequent Events", the Company has reviewed subsequent events through the date of the filing. The Company received a $733,437 grant under The Patient Protection and Affordable Care Act of 2010 (PPACA). The grant was related to three of the Company's projects, including the Phase III trial of Multikine. The PPACA provides small and mid-sized biotech, pharmaceutical and medical device companies with up to a 50% tax credit for investments in qualified therapeutic discoveries for tax years 2009 and 2010, or a grant for the same amount tax-free. The tax credit/grant program covers research and development costs from 2009 and 2010 for all qualified "therapeutic discovery projects."

   On December 10, 2010, the Company entered into a sales agreement with McNicoll Lewis & Vlak LLC (MLV) relating to shares of common stock which have been registered by means of a shelf registration statement filed in July 2009. The Company may offer and sell shares of its common stock, having an aggregate offering price of up to $30 million, from time to time through MLV acting as agent and/or principal.

   Sales of the Company's common stock, if any, may be made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through the NYSE Amex, the existing trading market for the Company's common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law. MLV will act as sales agent on a best efforts basis. The Company is not required to sell any shares to McNicoll Lewis & Vlak and McNicoll Lewis & Vlak is not required to sell any shares on the Company's behalf or purchase any of its shares for its own account.

   McNicoll Lewis & Vlak will be entitled to a commission in an amount equal to the greater of 3% of the gross proceeds from each sale of the shares, or $0.025 for each share sold, provided, that, in no event will McNicoll Lewis & Vlak receive a commission greater than 8.0% of the gross proceeds from the sale of the shares. In connection with the sale of the common stock on behalf of the Company, McNicoll Lewis & Vlak may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of McNicoll Lewis & Vlak may be deemed to be underwriting commissions or discounts.

                              CORPORATE INFORMATION


Board of Directors             Corporate Headquarters
                                                             Stock Profile
Maximilian de Clara            CEL-SCI Corporation
Chairman and President         8229 Boone Boulevard          CEL-SCI Corporation's Common
CEL-SCI Corporation            Suite 802                     Stock is traded on the NYSE
                               Vienna, VA  22182             Amex exchange under the symbol
Geert R. Kersten               USA                           CVM.  CEL-SCI also trades on
Chief Executive Officer                                      five German stock exchanges
CEL-SCI Corporation            Telephone:  (703) 506-9460    under the Symbol LSR, German
                               Facsimile:  (703) 506-9471    Securities Code
Alexander G. Esterhazy         www.cel-sci.com               (Wertpapierkennnummer) 871006
Financial Advisor

C. Richard Kinsolving, Ph.D.   Independent Auditors          There are approximately 1,800
Chief Executive Officer        BDO USA, LLP                  stockholders of record as of
BioPharmacon, Inc.             Bethesda, MD                  September 30, 2010. CEL-SCI
                                                             its Common Stock since its
                                                             has not paid cash dividends on
                                                             its common stock since its
                                                             inception.

Peter Young, Ph.D.             Counsel                       SEC Form 10-K
President                      Hart & Trinen                 A copy of CEL-SCI's annual
Agnus Dei, Inc.                Denver, CO                    report to the Securities and
                                                             Exchange Commission on Form
                                                             10-K is available without
                                                             charge upon written request to:

Corporate Officers             Transfer Agent and Registrar      Corporate Communications
Maximilian de Clara            Computershare Investor Services   CEL-SCI Corporation
Director and President         350 Indiana Street, Suite 800     8229 Boone Boulevard, Suite 802
                               Golden, CO  80401                 Vienna, VA  22182
Geert R. Kersten               (303) 262-0600
Chief Executive Officer
Treasurer

Eyal Talor, Ph.D.              Stockholders Inquiries
Chief Scientific Officer
                               Inquiries regarding transfer
John Cipriano                  requirements, lost certificates
Senior Vice President of       and change of address should be
Regulatory Affairs             directed to the transfer agent

Patricia B. Prichep
Senior Vice President of
Operations
Corporate Secretary

Daniel Zimmerman, Ph.D.
Senior Vice President of
Research, Cellular Immunology

                               CEL-SCI Corporation
                              8229 Boone Boulevard
                                    Suite 802
                                Vienna, VA 22182
                                       USA
                                 ---------------